DEC 1 6 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

03040628

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Bayview Financial Securities Company, LLC
(Exact Name of Registrant as Specified in Charter)

0001221293
(Registrant CIK Number)

Form 8-K for December 15, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-104181
(SEC File Number, if Available)

PROCESSED
DEC 17 2003
THOMSON FINANCIAL

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

93572 Bayview 2003-F
Form SE re Comp. Mats.

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coral Gables, State of Florida, on December 15, 2003.

BAYVIEW FINANCIAL SECURITIES COMPANY, LLC

By: ______________________________

Name: Stuart Waldman

Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311(h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

COMPUTATIONAL MATERIALS

for

BAYVIEW FINANCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-F

ABS New Transaction

Computational Materials

$[598,500,000] (approximate)
BayView Financial
Mortgage Pass-Through Certificates,
Series 2003-F

BAYVIEW FINANCIAL
TRADING GROUP

Wells Fargo Bank Minnesota N.A
Master Servicer

Wachovia Bank
Trustee

November 17, 2003

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. *This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale* of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

[$598,500,000]

(APPROXIMATE, SUBJECT TO +/- 10% VARIANCE)

BAYVIEW FINANCIAL

MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-F

MORTGAGE BACKED SECURITIES

Wells Fargo Bank Minnesota N.A., Master Servicer

Senior / Subordinate REMIC Certificates

One Month LIBOR Available Funds Floaters -No Hard Cap – Act/360 – No Delay

BAYVIEW FINANCIAL TRADING GROUP

Class	Approximate Size ($)	Initial Coupon(1)	WAL 35% Call (2)	WAL 10% Call (3)	Payment Window to Call (3)	Initial Credit Support (4)	Legal Final Maturity (5)	Expected Ratings (4) Fitch /Moody's/S&P
A-IO (6)	Notional	Variable	N/A	N/A	12/03-5/06	13.50%	5/06	AAA/Aaa/AAA
IO(6)	Notional	Variable	N/A	N/A	12/03-9/11	13.50%	12/34	AAA/Aaa/AAA
A	534,000,000.00	1mL + [ ]%	2.01	2.66	12/03-9/11	13.50%	12/34	AAA/Aaa/AAA
M-1	31,500,000.00	1mL + [ ]%	3.51	5.61	12/06-9/11	8.25%	12/34	AA/Aa2/AA
M-2	6,000,000.00	1mL + [ ]%	3.51	5.61	12/06-9/11	7.25%	12/34	AA-/Aa3/AA-
M-3	10,500,000.00	1mL + [ ]%	3.51	5.61	12/06-9/11	5.50%	12/34	A/A2/A
M-4	4,500,000.00	1mL + [ ]%	3.51	5.61	12/06-9/11	4.75%	12/34	A-/A3/A-
B	12,000,000.00	1mL + [ ]%	3.51	5.61	12/06-9/11	2.75%	12/34	BBB+/Baa1/BBB+
X(8)	$0	NA	(7)	(7)	(7)	NA	NA	NR
F(9)	$0	NA	(7)	(7)	(7)	NA	NA	NR
P(10)	$0	NA	(7)	(7)	(7)	NA	NA	NR
R(112)	$0	NA	(7)	(7)	(7)	NA	NA	NR

(1) Each variable rate class (the "LIBOR Certificates"), other than the Class A-IO and Class IO, will accrue interest at rate of One Month LIBOR plus a specified margin. The *margin on the Class A Certificate will increase to 1.5 times the stated margin for such class on each Distribution Date occurring after the date on which the 35% Auction Call* may be exercised. The margin on the Class M and Class B Certificates will increase to 1.5 times the stated margin for such class on each Distribution Date occurring after the date on which the 10% Optional Termination may be exercised. Each Class of LIBOR Certificates is subject to the applicable Available Funds Cap, as described on page 20. One Month LIBOR for the first accrual period will be determined two business days prior to the Closing Date. The Class A-IO and Class IO will have a coupon as described on page 14.

(2) All Classes of Certificates will be subject to a 35% Auction Call. The weighted average life to the 35% Call assumes: (i) prepayments occur at 21% CPR, (ii) the 35% call is exercised on the first eligible Distribution Date and (iii) bonds pay on the 28th of each month beginning in December 2003.

(3) The weighted average lives to 10% Call assume: (i) prepayments occur at 21% CPR, (ii) the 10% Optional Call is exercised and (iii) bonds pay on the 28th of each month beginning in December 2003.

(4) Assumes Over-collateralization ("O/C") has built to 2.75% target. Initial Credit Support equals (i) the percentage of bonds (as a product of the mortgage loan balance) subordinate to such Class plus (ii) the overcollateralization target. The overcollateralization target is assumed to be 2.75%. The overcollateralization amount on the Closing *date will equal 0.25% of the Cut-Off Date collateral balance. Rating levels are subject to final approval.*

(5) The legal final maturity date was determined by adding thirty-one years to the first Distribution Date for all Certificates except the Class A-IO. The legal final maturity date for the Class A-IO is the 30th Distribution Date.

(6) The Class A-IO and Class IO (the "Interest Only Classes") will be entitled to receive payments of interest only based on a variable notional amount as described on page 14.

(7) The Class IO, Class X, Class F, Class P and the Class R are not offered hereby.

(8) The Class X Certificates represent the entitlement to certain remaining cash flows in respect of the mortgage loans following payment of principal and interest in respect of the Offered Certificates, the Class F Certificates, the Class P Certificates and the Class IO Certificates, as described herein.

(9) The Class F on a monthly basis is entitled to the annualized rate equal to the product of (A) the greater of (i) [3.00%] minus the current one-month LIBOR ("LIBOR") rate and (ii) zero and (B) the actual balance of fixed rate and balloon loans plus any ARM loans that had an initial reset period from the Cut-Off Date of greater than or equal to forty-eight months.

(10) The Class P is entitled to all prepayment penalty distributions.

(11) The Class R is non-economic REMIC tax residual.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Banking / Deal Management	
Matt Whalen	(212) 449-0752
Paul Park	(212) 449-6380
Ted Bouloukos	(212) 449-5029
Fred Hubert	(212) 449-5071
Alan Chan	(212) 449-8140
Alice Chang	(212) 449-1701
Sonia Lee	(212) 449-5067
Amanda de Zutter	(212) 449-0425
Trading	
Scott Soltas	(212) 449-3659
Charles Sorrentino	(212) 449-3659
Research	
Glenn Costello	(212) 449-4457
Rating Agencies	
Fitch	
Stephen Lei	(212) 908-0778
Moody's	
Christine Lachnicht	(212) 553-4586
S&P	
Bridget Steers	(212) 438-2610

ALL COLLATERAL STATISTICS DESCRIBED HEREIN ARE BASED ON THE SCHEDULED COLLATERAL BALANCES AS OF NOVEMBER 1, 2003 (TH E "STATISTICAL CALCULATION DATE") UNLESS OTHERWISE INDICATED. THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF TH E MORTGAGE LOANS CONTAINED IN THE PROSPECTUS SUPPLEMENT. THE PROSPECTUS SUPPLEMENT SUPERSEDES THE INFORMATION IN ALL PRIOR COLLATERAL TERM SHEETS, IF ANY.

Title of Offered Certificates	BayView Financial ("BAYV"), Mortgage Pass-Through Certificates, Series 2003-F, consisting of: Class A, Class A-IO and Class IO Certificates, (collectively, the "Senior Certificates"), Class M-1, Class M-2, Class M-3, Class M-4, and Class B Certificates (collectively, the "Subordinate Certificates"). The Class A, Class M-1, Class M-2, Class M-3, Class M-4, and Class B Certificates are collectively referred to as the "LIBOR Certificates." The Class A-IO and Class IO Certificates are collectively referred to as the "Interest-Only Classes."
Lead Underwriter	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Underwriters	Citigroup Global Markets Inc. and Lehman Brothers Inc.
Depositor	BayView Financial Securities Company, LLC
Seller	BayView Financial Trading Group, L.P.
Master Servicer	Wells Fargo Bank Minnesota, National Association

Servicers

M&T	58.51%
Interbay	13.82%
Citicorp Mortgage	10.85%
Washington Mutual	7.69%
Aurora Loan Services Inc.	3.48%
GMAC Mortgage Corporation	3.36%
HSBC	2.29%

Servicing Advances	The Servicers are required under the servicing agreements to advance delinquent payments of principal and interest on all Mortgage Loans in the trust, to the extent that such advances are expected to be ultimately recoverable from the related Mortgage Loan.
Trustee	Wachovia Bank, National Association
Cut-Off Date	[November 1, 2003]
Pricing Date	On or about November [19], 2003
Closing Date	On or about December [10], 2003
Distribution Dates	Distribution of principal and interest on the certificates will be made on the 28th day of each month or, if such day is not a business day, on the first business day thereafter, commencing in December 2003.
ERISA Considerations	The Senior Certificates, other than the Class IO will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates. The Subordinate Certificates will not be ERISA eligible.
Legal Investment	The offered certificates will not constitute "mortgage-related securities" for the purposes of SMMEA.
Tax Status	For federal income tax purposes, multiple elections will be made to treat specified portions of the

Trust Fund as "real estate mortgage investment conduits" (each, a "REMIC").

Auction Call

On the first Distribution Date on or after the date on which the aggregate principal balance of the LIBOR Certificates is less than 35% of the aggregate principal balance of the LIBOR Certificates as of the Closing Date ("the Initial Certificate Balance"), the Trustee will solicit bids in a commercially reasonable manner for purchase of the Mortgage Loans and other property of the Trust for a price not less than the Minimum Bid Price. The Trustee will not sell the assets of the Trust unless it has received at least three bids and at least one such bid is for not less than the Minimum Bid Price. This process will be repeated every three months until the Minimum Bid Price is received.

The Trustee will be reimbursed for the costs of such sale before the proceeds are paid to Securityholders.

Minimum Bid Price

The "Minimum Bid Price" will equal the sum of (i) the aggregate unpaid principal balance of the Mortgage Loans, (ii) interest accrued and unpaid on the Mortgage Loans, (iii) the fair market value of all other property of the Trust Fund and (iv) any unpaid servicing advances, fees and expenses of the Master Servicer, the Serv icers and the Trustee.

In the event that satisfactory bids are received, the net sale proceeds will be distributed to the Certificateholders in the same order of priority as interest and principal distributions. If satisfactory bids are not received, the Trustee shall decline to sell the Mortgage Loans and the process will be repeated every three months until the Minimum Bid Price is received.

Optional Termination

On the Distribution Date on which the current collateral balance is less than 10% of the Cut-Off Date collateral balance, if the property of the Trust has not been sold as described above, the holder of the Class R Certificate and the Master Servicer will, as provided in the Pooling and Servicing Agreement, have the option to purchase the Mortgage Loans and all other property of the Trust Fund at a price equal to the sum of (a) the greater of (1) the aggregate unpaid principal balance of the Mortgage Loans and (2) the fair market value of the Mortgage Loans without regard to accrued interest, (b) interest accrued and unpaid on the Mortgage Loans, (c) any unpaid servicing advances with respect to the Mortgage Loans and (d) the fair market value of all other property of the Trust Fund.

Pricing Prepayment Speed

[21%] constant prepayment rate ("CPR")

Mortgage Loans

The mortgage pool will consist of fixed rate and adjustable rate, first lien, mortgage loans ("Mortgage Loans") having an aggregate stated principal balance as of the Cut-Off Date of $433,795,517.02

- $312,620,145.71 principal balance of fixed rate mortgage loans
- $121,175,371.31 principal balance of adjustable rate mortgage loans

Approximately 12.66% of the aggregate principal balance of the mortgage loans as of the Cut-off Date will be covered by primary mortgage insurance or will be FHA or VA insured.

Total Deal Size

Approximately [$ 598,500,000.00]

Administrative Fees

The Servicers, Master Servicer, Trustee and Custodian will be paid fees aggregating approximately 41.66 bps per annum (payable monthly) on the stated principal balance of the Mortgage Loans.

Servicing Fee

Approximately 39.41 bps per annum on the aggregate principal balance of the mortgage loans, payable monthly.

Master Servicing Fee 1.50 bps per annum of the collateral balance

Trustee Fee 0.50 bps per annum of the collateral balance

Custodian Fee 0.25 bps per annum of the collateral balance

Credit Enhancements

1. Excess interest
2. Over-Collateralization
3. Subordination
4. Reserve Fund

Excess Interest Excess interest cashflow will be available as credit enhancement.

A percentage of Excess Interest ("Available Excess Interest") will be available on each Distribution Date to build Over-Collateralization. For each Distribution Date from [December 2003 to November 2004], Available Excess Interest will equal 50% of Excess Interest (ie.: twelve month 50% "excess spread holiday"); thereafter, Available Excess Interest will equal 100% of Excess Interest. For every Distribution Date, Available Excess Interest will be applied as principal on each Distribution Date in reduction of the Class Principal Balances of the LIBOR Certificates to build and maintain the Over-Collateralization Amount, as described herein. The amount of Available Excess Interest will vary over time based on the prepayment and default experience of the Mortgage Loans, whether the Servicer advances on delinquent Mortgage Loans (including the non-performing Mortgage Loans), and variations in the underlying indices on the Adjustable Rate Mortgage Loans.

Over-Collateralization Available Excess Interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Over-Collateralization or "O/C").

The "Target O/C Amount" or "O/C Target" with respect to any Distribution Date prior to the Stepdown Date is equal to approximately 2.75% of the cutoff date collateral balance. On or after the Stepdown Date and on any Distribution Date for which a Trigger Event is not in effect, the O/C Target is equal to the greater of (i) 5.50% of the current Collateral Balance and (ii) 0.50% of the original Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the O/C Target will be equal to the O/C Target for the immediately preceding Distribution Date.

On the Closing Date, Initial O/C is expected to be approximately 0.25% of the Cut-Off date collateral balance. The O/C Floor will be equal to 0.50% of the Cut-Off Date Balance.

Initial: 0.25% of original balance
Target: 2.75% of original balance before stepdown, greater of 5.50% of currrent balance or 0.50% of original collateral after stepdown
Floor: 0.50% of original balance

Subordination:
(1) includes O/C target

Classes	Rating (F/M/S)	Subordination (1)
Class A	AAA/Aaa /AAA	13.50%
Class M-1	AA/Aa2 /AA	8.25%
Class M-2	AA-/Aa3/AA-	7.25%
Class M-3	A/A2/A	5.50%
Class M-4	A-/A3/A-	4.75%
Class B	BBB+/Baa1/BBB+	2.75%

Initial Class Sizes:

Classes	Rating (F/M/S)	Class Sizes
Class A	AAA/Aaa /AAA	89.00%
Class M-1	AA/Aa2 /AA	5.25%
Class M-2	AA-/Aa3/AA-	1.00%
Class M-3	A/A2/A	1.75%
Class M-4	A-/A3/A-	0.75%
Class B	BBB+/Baa1/BBB+	2.00%

Reserve Fund

A Reserve Fund will be created for the benefit of the LIBOR Certificate holders that will be funded by interest rate cap payments received under the Cap Agreement, as defined herein.

Priority of Funding the Reserve Fund

The Reserve Fund will be funded by interest rate cap payments received under the Cap Agreement for the first 120 Distribution Dates. On a monthly basis, interest rate cap payments received under the Cap Agreement will be paid as follows:

1. To pay any Current Interest Shortfalls on the LIBOR Certificates;
2. To pay any Basis Risk Shortfalls and Unpaid Basis Risk Shortfalls on the LIBOR Certificates;
3. To pay any current period losses;
4. To pay any Deferred Principal Amounts to the Subordinate Certificates;
5. To pay the Reserve Fund any remaining amounts up to the Reserve Fund Target, as defined herein; and
6. To pay any remaining amounts to the holder of the Class X Certificate.

After the Distribution Date in [November 2013] (month 120) the Cap Agreement expires and the Reserve Fund will only be available to the LIBOR Certificate holders to the extent there is a remaining balance in the Reserve Fund.

On a monthly basis, amounts on deposit in the Reserve Fund will be available to absorb portfolio losses. Amounts on deposit in the Reserve Fund will be applied to losses before losses are absorbed by O/C or the LIBOR Certificates.

Reserve Fund Target

The "Reserve Fund Target" with respect to each Distribution Date on or prior to the Distribution Date in [November 2013] (month 120) will be equal to the greater of (1) the O/C Target Balance in effect for such Distribution Date, less the current O/C Amount after giving effect to all distributions and losses for that month and (2) zero.

Accrued Interest	The Certificates will settle flat.
Interest Accrual	Interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date.
Delay Days	0 days, bonds settle flat.
Day Count	With respect to all Certificates, excluding the Class A-IO and Class IO Certificates, Actual/360. With respect to the Class A-IO and Class IO Certificates, 30/360 days.
Due Period	With respect to any Distribution Date is the one-month period beginning on the second day of the calendar month immediately preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.
Registration	The Offered Certificates will be available in book-entry form through DTC.
Denominations	LIBOR Certificates: Minimum of $25,000, and multiples of $1 in excess thereof. Class A-IO Certificates: Minimum of $1,000,000 and multiples of $1 in excess thereof.
Clearing	DTC, Euroclear or Clearstream
Principal Distribution Amount ("PDA")	The Principal Distribution Amount with respect to any Distribution Date will be equal the Principal Remittance Amount for such date minus the O/C Release Amount, if any, for such date.
Principal Remittance Amount	Principal Remittance Amount with respect to any Distribution Date will be equal, in general, to the sum of (i) all principal collected (other than Payaheads) or advanced or otherwise remitted in respect of Monthly Payments on the Mortgage Loans during the related Due Period, (ii) all prepayments in full or in part received during the applicable Prepayment Period, (iii) the portion of the purchase price allocable to principal of each Mortgage Loan that was purchased from the Mortgage Pool during the related Prepayment Period, (iv) the portion of any Substitution Amount allocable to principal paid during the related Prepayment Period, and (v) all Net Liquidation Proceeds and any other recoveries collected and remittances made during the related Prepayment Period, to the extent allocable to principal, as reduced in each case, as provided in the Pooling and Servicing Agreement, by unreimbursed Advances, to the extent allocable to principal and other amounts due to the Master Servicer, the Servicers or the Indenture Trustee and not reimbursed from the Interest Remittance Amount for such Distribution Date.
O/C Release Amount	The Over-collateralization (O/C) Release Amount with respect to any Distribution Date will be equal to the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the amount, if any, by which (i) the Overcollateralization Amount for such date, assuming that 100% of the Principal Remittance Amount for such date is applied on such date to distribution of principal on the LIBOR Certificates, exceeds (ii) the Target O/C Amount for such date.

O/C Amount	The O/C Amount with respect to any Distribution Date will be equal to the amount, if any, by which (x) the Mortgage Balance for such date exceeds (y) the aggregate Class Principal Balance of the LIBOR Certificates after giving effect to distributions on such Distribution Date.
Current O/C Percentage	The Current O/C Percentage with respect to any Distribution Date will be equal to a fraction, expressed as a percentage, the numerator of which is the O/C Amount for such Distribution Date and the denominator of which is the Mortgage Balance for such Distribution Date.
Class F Certificates	On each Distribution Date the Class F Certificates will be entitled to interest on a notional amount equal to the aggregate Principal Balance of the Fixed Rate and Balloon Mortgage Loans plus any ARM loans that had an initial reset period from the Cut-Off Date of greater than forty-eight months for the related Distribution Date at an annual rate equal to the excess, if any, of (a) [3.00%] over (b) actual LIBOR. Such distributions will terminate after the Distribution Date in [November 2007] (the 48th Distribution Date).
Class F Payment Amount	The amount payable by the Trustee to the Class F Certificates on any Distribution Date is referred to as the "Class F Payment Amount." Payment of the Class F Payment Amount on any Distribution Date will reduce amounts that would otherwise be available for distribution to holders of the offered certificates.
Current Interest	Current Interest for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.
Carryforward Interest	Carryforward Interest with respect to each Class of LIBOR Certificates will equal, with respect to any Distribution Date, the amount, if any, by which (i) the sum of (x) Current Interest for such Class for the immediately preceding Distribution Date and (y) any unpaid Carryforward Interest from previous Distribution Dates exceeds (ii) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date.
Net Mortgage Rate	The Net Mortgage Rate with respect to each Mortgage Loan will equal the Mortgage Rate thereon, minus the Administrative Fees.
Coupon Step Up	The margin on the Class A will increase to 1.5x their respective margins on each Distribution Date occurring after the date on which the 35% Auction Call may be exercised. The margin on the Class M and Class B Certificates will increase to 1.5x their respective margins on each Distribution Date occurring after the date on which the 10% optional termination may be exercised.

Available Funds Cap

The "Senior LIBOR Class Available Funds Cap," expressed as a percentage, will equal, for any Distribution Date, (A)(I) (1)(a) the total of interest accrued (whether or not collected or advanced) for the related Due Period on all Mortgage Loans at the applicable Net Mortgage Rates minus (b) the total of interest accrued for the related Accrual Period on all classes of Certificates having a higher priority of distribution than the Class A Certificates multiplied by (2) (a) the ratio, expressed as a percentage, of the Principal Balance of the Class A Certificates, divided by the Principal Balance of the LIBOR Certificates, minus (b) 2.00%, divided by (II) the Class Principal Balance of the Class A Certificates immediately prior to that Distribution Date multiplied by (B) the fraction, expressed as a percentage, the numerator of which is 360 and the denominator of which is the actual number of days in the related Accrual Period.

The "Subordinate LIBOR Class Available Funds Cap," expressed as a percentage, will equal, for any Distribution Date, (A)(1)(a) the total of interest accrued (whether or not collected or advanced) for the related Due Period on all Mortgage Loans at the applicable Net Mortgage Rates minus (b) the total of interest accrued for the related Accrual Period on the Senior Classes divided by (2) the Principal Balance of the Subordinate Classes immediately prior to that Distribution Date multiplied by (B) the fraction, expressed as a percentage, the numerator of which is 360 and the denominator of which is the actual number of days in the related Accrual Period.

Basis Risk Shortfall

To the extent that (a) the amount of interest payable to a Class exceeds (b) its Available Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions.

Unpaid Basis Risk

The Unpaid Basis Risk Shortfall for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Cap Agreement

The LIBOR Certificate holders will benefit from a series of interest rate cap payments pursuant to a cap agreement (the "Cap Agreement"), which is intended to partially mitigate the interest rate risk that could result from the difference between the interest rates on the LIBOR Certificates and the weighted average coupon of the Fixed Rate Mortgage Loans plus any ARM loans that had an initial reset period from the Cut-Off Date of greater than forty-eight months.

Cap Notional Balance

On each Distribution Date, payments under the Cap Agreement will be made based upon a notional balance (the "Cap Notional Balance") equal to an amount initially equal to the approximate aggregate Principal Balance of the Fixed Rate (including fixed rate balloon) Mortgage Loans plus any ARM loans that had an initial reset period from the Cut-Off Date of greater than forty-eight months, which will decline each month on the basis of assumed prepayments of principal at a rate no greater than 18% CPR and the assumption that no defaults or losses occur.

The Cap Agreement will have a strike rate pursuant to the following schedule:

Months	Strike	Cap Ceiling (1)
1-36	3.00%	N/A
37-96	5.00%	10.00%
97-120	7.00%	10.00%

During the first three years of the transaction the LIBOR Certificates will have some protection against any increases in LIBOR greater than the initial strike rate. Any movement in LIBOR between the initial strike rate + 2% will not be covered under the Cap Agreement after month 36. Beginning in month 37 the Trust will have some protection for the next five years against any increases in LIBOR between the initial strike rate + 2% and the initial strike rate + 7%. This will represent a 500 basis point corridor of coverage. Any movement in LIBOR between the initial strike rate + 4% will not be covered under the Cap Agreement after month 96. Beginning in month 97 the Trust will have some protection for the next two years against any increases in LIBOR between the initial strike rate + 4% and the initial strike rate + 7%. This will represent a 300 basis point corridor of coverage. After month 120 (year 10) the Cap Agreement expires.

Excess Cap Amount

To the extent that the notional balance of the Cap Agreement exceeds the aggregate Principal Balance of the Fixed Rate Mortgage Loans plus any ARM loans that had an initial reset period from the Cut-Off Date of greater than forty-eight months, the amount payable under the Cap Agreement in respect of such excess may not be available to the Certificateholders of the Offered Certificates.

Certificate Interest Rates

On each Distribution Date, the Class A Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Auction Call Date, One Month LIBOR plus [%] (the "Class A Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class A Formula Rate"), and (y) the Senior LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-1 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class M-1 Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class M-1 Formula Rate"), and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-2 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class M-2 Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class M-2 Formula Rate"), and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-3 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class M-3 Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class M-3 Formula Rate"), and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-4 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class M-4 Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class M-4 Formula Rate"), and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class B Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class B Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class B Formula Rate"), and (y) the Subordinate LIBOR Class Available Funds Cap.

For each Distribution Date, interest will accrue on the LIBOR Certificates at their respective Certificate Interest Rates from the Distribution Date in the month preceding the month of such Distribution Date (or, in the case of the first Distribution Date, from the Closing Date) through the day before such Distribution Date, on an actual/360 basis. There will be no delay days.

Interest-Only Classes

The Class A-IO Certificates and IO Certificates will be entitled to distributions of interest only and will accrue interest on a 30/360 basis. The Class A-IO will accrue interest at the lesser of (A) 4.00% and (B) the weighted average Mortgage Rate of the Mortgage Loans minus on a percentage basis (i) the Administrative Fees (ii) the Class F Payment and (iii) the strip IO based on a Notional Amount equal to the lesser of the pool balance and the following schedule:

Distribution Date	Approximate Notional Amount	Coupon [1]
1-6	$165,000,000	4.00%
7-9	$135,000,000	4.00%
10-18	$120,000,000	4.00%
19-22	$90,000,000	4.00%
23-25	$60,000,000	4.00%
26-29	$30,000,000	4.00%
30	$24,000,000	4.00%
31+	$0	0%

[1] Subject to the calculation in the preceding paragraph

The Class A-IO will not be entitled to distributions of any kind after the 30th Distribution Date.

The Class IO will accrue interest based on a notional balance equal to the mortgage loan balance at the beginning of the related Due Period. The initial approximate Notional Amount for the Class IO Certificates is [$598,500,000.00] The per annum coupon for each Distribution Date for the Class IO will follow the following schedule:

Distribution Date	Coupon
1-6	0.600%
7-12	0.500%
13+	0.400%

Realized Losses

If a Mortgage Loan becomes a liquidated loan and the net liquidation proceeds relating thereto and allocated to principal are less than the principal balance on such Mortgage Loan, the amount of such insufficiency is a "Realized Loss". Realized Losses will, in effect, be absorbed by (1) Available Excess Interest, (2) reduction of Reserve Fund and (3) reduction of over-collerateralization. Following the reduction of any Over-Collateralization to zero, all allocable Realized Losses will be applied in reverse sequential order, beginning with the Class B Certificates and ending with the Class M-1 Certificates. The balance of the Class A Certificates will not be reduced by Realized Losses.

Deferred Principal Amount

The "Deferred Principal Amount" with respect to each Class of Subordinate Certificates and each Distribution Date will be equal to the amount by which (x) the aggregate of applied Realized Losses previously applied in reduction of the Class Principal Balance thereof, together with interest thereon at the applicable Interest Rate, exceeds (y) the aggregate of amounts previously distributed in reimbursement of such Realized Losses, plus accrued interest.

Principal Payment Priority

Distributions of principal on the LIBOR Certificates will be made on each Distribution Date in an aggregate amount equal to the Principal Distribution Amount for such Distribution Date. The Class IO Certificates and the Class A-IO Certificates will not be entitled to receive any distributions of principal.

Prior to the Step Down Date, and whenever a Trigger Event is in effect, all principal will be paid to the Class A Certificates on a pro-rata basis. Principal will then be allocated sequentially to the, M-1, M-2, M-3, M-4, and B Certificates.

Interest Payment Priority

The Interest Rates for Classes A, M-1, M-2, M-3, M-4, and B (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR, plus their respective margins and (ii) the applicable Available Funds Cap (as defined herein).

On each Distribution Date, the interest remittance amount for such date will be distributed in the following order of priority:

1. To pay the Servicing Fee, Master Servicing Fee, the Custodian Fee and the Trustee Fee;
2. To pay the Class F Payment Amount to the Class F Certificates;
3. To pay Current Interest and Carryforward Interest to the Class IO Certificates;
4. To pay Current Interest and Carryforward Interest to the Class A-IO Certificates;
5. To pay Current Interest and Carryforward Interest to the Class A Certificates;
6. To pay Current Interest and Carryforward Interest to Classes M-1, M-2, M-3, M-4, and B (the "Subordinate Classes"), sequentially;
7. To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Pooling and Servicing Agreement;
8. Any interest remaining after the application of (1) through (7) above will be deemed Excess Interest for such Distribution Date. Available Excess Interest will be distributed as principal as follows: (i) prior to the Stepdown Date or on any Distribution Date a Trigger Event is in effect Available Excess Interest will be distributed concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class A, and then sequentially to Classes M-1, M-2, M-3, M-4, and B to maintain the Overcollateralization Target, and (ii) on or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, Available Excess Interest will be distributed concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, pro-rata to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, and Class B to maintain the Overcollateralization Target;
9. To pay sequentially to the Classes A, M-1, M-2, M-3, M-4, and B any Current Interest Shortfalls, to the extent of amounts received under the Cap Agreement [1];
10. To pay to the Class A any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent of Available Excess Interest and any amounts received under the Cap Agreement [1];
11. To pay sequentially to Classes M-1, M-2, M-3, M-4, and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent of Available Excess Interest and any amounts received under the Cap Agreement [1];
12. To the extent of any remaining amounts received under the Cap Agreement, the amount of any losses on the Mortgage Loans in the priority specified in clause 9 above [1];
13. To pay sequentially to Classes M-1, M-2, M-3, M-4, and B, any Deferred Principal Amounts, to the extent of Available Excess Interest and any amounts received under the Cap Agreement [1];
14. To the Reserve Fund any remaining cap payments received under the Cap Agreement up to the Reserve Fund Target Amount[1];
15. To pay remaining amounts to the holder of the Class X Certificate [1].

(1) Cap payments received under the Cap Agreement will be allocated in steps (9), (10), (11), (12), (13), (14), and (15), in that order of priority.

TRIGGER EVENT

Is in effect on a Distribution Date if any one of the following conditions exist as of the last day of the immediately preceding collection period:

i. The "Delinquency Rate" exceeds [14%]; or

ii. The aggregate amount of realized losses incurred since the Cut-off Date through the last day of such preceding collection period divided by the initial pool balance exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring	**Loss Percentage**
December 2006 – November 2007	[2.20%] with respect to December 2006, plus an additional 1/12th of [0.55%] for each month thereafter
December 2007 – November 2008	[2.75%] with respect to December 2007, plus an additional 1/12th of [0.36%] for each month thereafter
December 2008 – November 2009	[3.11%] with respect to December 2008, plus an additional 1/12th of [0.14%] for each month thereafter
December 2009 and thereafter	[3.25%]

Step Down Date

The later to occur of (a) the Distribution Date in December 2006, (b) the first Distribution Date on which the aggregate principal balance is less than or equal to 50.00% of the Cut-off Date Mortgage Balance, or (c) the first Distribution Date on which the subordination levels of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, and Class B Certificates reaches two times the initial subordination as outlined on page 8.

On or after the Step Down Date and as long as a Trigger Event is not in effect, all principal will be paid pro-rata to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, and Class B Certificates, as needed to build and maintain the required Target O/C Amount.

Delinquency Rate

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

Class A-IO Notional Balance Schedule

The Class A-IO Notional Balance Schedule will be as set out herein.

Prospectus

The Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Complete information with respect to the Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Certificates may not be consummated unless the purchaser has received the Prospectus.

Mortgage Loan Tables

The following tables describe the mortgage loans and the related mortgaged properties as of the close of business on the Cut-off Date. The sum of the columns below may not equal the total indicated due to rounding.

Prepayment Sensitivity Analysis:

Sensitivity Analysis – To Maturity					
Prepayment Assumption	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	4.93	3.74	2.87	2.27	1.83
Principal Window	Dec03 - May28	Dec03 - Mar24	Dec03 - Jan21	Dec03 - Mar18	Dec03 - Dec15
Principal # Months	294	244	206	172	145
Class M-1					
Avg. Life (yrs)	9.41	7.14	6.30	5.71	5.28
Principal Window	Jan08 - May28	Dec06 - Mar24	Dec06 - Jan21	Dec06 - Mar18	Jan07 - Dec15
Principal # Months	245	208	170	136	108
Class M-2					
Avg. Life (yrs)	9.41	7.14	6.30	5.71	5.28
Principal Window	Jan08 - May28	Dec06 - Mar24	Dec06 - Jan21	Dec06 - Mar18	Jan07 - Dec15
Principal # Months	245	208	170	136	108
Class M-3					
Avg. Life (yrs)	9.41	7.14	6.30	5.71	5.28
Principal Window	Jan08 - May28	Dec06 - Mar24	Dec06 - Jan21	Dec06 - Mar18	Jan07 - Dec15
Principal # Months	245	208	170	136	108
Class M-4					
Avg. Life (yrs)	9.41	7.14	6.30	5.71	5.28
Principal Window	Jan08 - May28	Dec06 - Mar24	Dec06 - Jan21	Dec06 - Mar18	Jan07 - Dec15
Principal # Months	245	208	170	136	108
Class B					
Avg. Life (yrs)	9.41	7.14	6.30	5.71	5.28
Principal Window	Jan08 - May28	Dec06 - Mar24	Dec06 - Jan21	Dec06 - Mar18	Jan07 - Dec15
Principal # Months	245	208	170	136	108

(1) **100% of the Prepayment Assumption is equal to the Certificate Pricing Prepayment Speed as defined on page 6.**

Prepayment Sensitivity Analysis:

Sensitivity Analysis – To 10% Call					
Prepayment Assumption [1]	50%	75%	100%	125%	150%
Class A					
Avg. Life (yrs)	4.64	3.47	2.66	2.11	1.72
Principal Window	Dec03 - Feb17	Dec03 - Nov13	Dec03 - Sep11	Dec03 - Mar10	Dec03 - Mar09
Principal # Months	159	120	94	76	64
Class M-1					
Avg. Life (yrs)	8.69	6.48	5.61	4.99	4.53
Principal Window	Jan08 - Feb17	Dec06 - Nov13	Dec06 - Sep11	Dec06 - Mar10	Jan07 - Mar09
Principal # Months	110	84	58	40	27
Class M-2					
Avg. Life (yrs)	8.69	6.48	5.61	4.99	4.53
Principal Window	Jan08 - Feb17	Dec06 - Nov13	Dec06 - Sep11	Dec06 - Mar10	Jan07 - Mar09
Principal # Months	110	84	58	40	27
Class M-3					
Avg. Life (yrs)	8.69	6.48	5.61	4.99	4.53
Principal Window	Jan08 - Feb17	Dec06 - Nov13	Dec06 - Sep11	Dec06 - Mar10	Jan07 - Mar09
Principal # Months	110	84	58	40	27
Class M-4					
Avg. Life (yrs)	8.69	6.48	5.61	4.99	4.53
Principal Window	Jan08 - Feb17	Dec06 - Nov13	Dec06 - Sep11	Dec06 - Mar10	Jan07 - Mar09
Principal # Months	110	84	58	40	27
Class B					
Avg. Life (yrs)	8.69	6.48	5.61	4.99	4.53
Principal Window	Jan08 - Feb17	Dec06 - Nov13	Dec06 - Sep11	Dec06 - Mar10	Jan07 - Mar09
Principal # Months	110	84	58	40	27

[1] 100% of the Prepayment Assumption is equal to the Certificate Pricing Prepayment Speed as defined on page 6.

A-IO Sensitivity Analysis:

A-IO Sensitivity Analysis (1)	
Price (%)(2)	Yield (%)
5.55608	12.72
5.60608	11.70
5.65608	10.69
5.70608	9.71
5.75608	8.74
5.80608	7.78
5.85608	6.85
5.90608	5.93
5.95608	5.02
6.00608	4.13
6.05608	**3.25**
6.10608	2.39
6.15608	1.54
6.20608	0.70
6.25608	(0.12)
6.30608	(0.94)
6.35608	(1.73)
6.40608	(2.52)
6.45608	(3.30)
6.50608	(4.06)
6.55608	(4.81)
WAL	1.56
Mod Duration	0.95

1. **Assumes prepayments occur at 21% CPR.**
2. **These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.**

Available Funds Cap for the Class A Notes (1):

Distribution Period	Available Funds Cap (%) (1)(2)	Distribution Period	Available Funds Cap (%) (1)(2)	Distribution Period	Available Funds Cap (%) (1)(2)
1	8.48%	35	17.27%	69	12.75%
2	4.62%	36	17.05%	70	12.75%
3	5.55%	37	11.60%	71	13.03%
4	6.82%	38	11.38%	72	12.75%
5	7.39%	39	11.39%	73	13.02%
6	8.50%	40	12.22%	74	12.73%
7	9.57%	41	11.49%	75	12.71%
8	10.59%	42	11.75%	76	13.58%
9	11.38%	43	11.55%	77	12.68%
10	12.47%	44	11.94%	78	12.92%
11	13.61%	45	11.77%	79	12.67%
12	14.53%	46	11.81%	80	12.96%
13	14.93%	47	12.10%	81	12.63%
14	14.78%	48	11.86%	82	12.55%
15	14.81%	49	12.17%	83	12.49%
16	15.44%	50	11.93%	84	12.01%
17	14.87%	51	11.94%	85	11.96%
18	15.05%	52	12.52%	86	11.26%
19	15.21%	53	12.01%	87	10.54%
20	15.52%	54	12.28%	88	9.84%
21	15.38%	55	12.14%	89	5.99%
22	15.41%	56	12.55%		
23	15.97%	57	12.35%		
24	15.77%	58	12.39%		
25	16.03%	59	12.67%		
26	16.18%	60	12.42%		
27	16.20%	61	12.70%		
28	16.94%	62	12.45%		
29	16.30%	63	12.46%		
30	16.61%	64	13.35%		
31	16.76%	65	12.50%		
32	17.14%	66	12.77%		
33	16.92%	67	12.59%		
34	16.97%	68	13.01%		

1. **Assumes no losses, 10% cleanup call, 21% CPR, 1 month LIBOR ramp from 1.12% to 15% by month 12 and other indices jump to 15% by month 12, and [12/10/03] settlement date.**
2. **Available Funds Cap means a per annum rate equal to 12 times the quotient of (x) the total scheduled interest due based on the net Mortgage Rates in effect on the related Due Date, divided by (y) the aggregate Certificate Principal Balance as of the first day of the applicable Accrual Period multiplied by 30 and divided by the actual number of days in the related Accrual Period.**

Per Annum Excess Interest [1]:

Distribution Period	Available Excess Interest (%) (%) (1)(2)	Distribution Period	Available Excess Interest (%) (%) (1)(2)	Distribution Period	Available Excess Interest (%) (%) (1)(2)
1	4.18%	35	3.47%	69	4.59%
2	2.10%	36	3.36%	70	4.59%
3	2.08%	37	3.47%	71	4.66%
4	2.25%	38	3.29%	72	4.59%
5	1.99%	39	3.29%	73	4.67%
6	2.07%	40	3.62%	74	4.60%
7	2.24%	41	3.28%	75	4.60%
8	2.21%	42	3.24%	76	4.81%
9	2.07%	43	3.12%	77	4.60%
10	2.17%	44	3.24%	78	4.67%
11	2.26%	45	3.11%	79	4.60%
12	2.12%	46	3.11%	80	4.68%
13	2.31%	47	3.23%	81	4.61%
14	2.18%	48	3.11%	82	4.60%
15	2.16%	49	4.72%	83	4.63%
16	2.45%	50	4.65%	84	4.56%
17	2.10%	51	4.65%	85	4.63%
18	2.19%	52	4.79%	86	4.56%
19	2.35%	53	4.65%	87	4.57%
20	2.43%	54	4.72%	88	4.78%
21	2.30%	55	4.60%	89	4.57%
22	2.29%	56	4.66%	90	4.64%
23	2.75%	57	4.58%	91	4.57%
24	2.63%	58	4.59%	92	4.64%
25	2.73%	59	4.66%	93	4.58%
26	2.97%	60	4.59%	94	4.58%
27	2.96%	61	4.66%		
28	3.29%	62	4.59%		
29	2.94%	63	4.59%		
30	3.13%	64	4.80%		
31	3.35%	65	4.59%		
32	3.46%	66	4.66%		
33	3.36%	67	4.59%		
34	3.36%	68	4.66%		

1. Assumes no losses, 10% cleanup call, 21% CPR and [12/10/03] settlement date.
2. Excess Interest is equal to (A) the product of (1) interest remaining after payment of Current Interest on Classes F, A, A-IO, IO, M-1, M-2, M-3, M-4, and B and (2) 12, divided by (B) the principal balance of Classes A, M-1, M-2, M-3, M-4, and B.
3. Available Excess Interest will be equal to 50% of Excess Interest for the first 12 Distribution Dates. 100% of Excess Interest will be applied to losses and Basis Risk Shortfalls for all Distribution Dates.

Aggregate Outstanding Principal Balance		$433,795,517	
Aggregate Original Principal Balance		$577,498,334	
Number of Mortgage Loans		4,811	
	Minimum	**Maximum**	**Average**(1)
Original Principal Balance	$6,000	$4,350,000	$120,037
Outstanding Principal Balance	$2,028	$1,840,000	$90,167
	Minimum	**Maximum**	**Weighted Average**(2)
Original Term (mos)	33	516	309
Stated remaining Term (mos)	1	479	225
Loan Age (mos)	0	353	84
Current Interest Rate	0.000%	18.250%	7.491%
Periodic Rate Cap(3)(4)	0.500%	5.000%	1.649%
Gross Margin(3)	0.000%	10.773%	3.238%
Maximum Mortgage Rate(3)(4)	3.935%	30.000%	13.489%
Minimum Mortgage Rate(3)(4)	0.002%	14.380%	6.523%
Months to Roll(3)	1	116	18
Current Loan-to-Value	1.06%	124.99%	66.17%
Credit Score(4)	420	839	654
	Earliest	**Latest**	
Maturity Date	11/03/03	08/01/43	

Lien Position	**Percent of Mortgage Pool**	**Year of Origination**	**Percent of Mortgage Pool**
1st Lien	100.00%	1984 and prior	5.46%
		1985	0.82
Loan Type		1986	1.59
Fixed Rate	72.07%	1987	2.25
ARM	27.93	1988	2.56
		1989	1.32
Occupancy		1990	1.69
Primary	83.37%	1991	0.94
Investment	15.37	1992	3.04
Second Home	1.26	1993	20.26
		1994	7.50
		1995	2.76
		1996	1.47
Property Type		1997	2.20
Single Family	70.40%	1998	4.78
Planned Unit Development	5.46	1999	6.88
Condominium	5.06	2000	4.41
Single Family (other)(5)	4.80	2001	5.10
2-4 Family	4.23	2002	8.83
Commercial (other)(6)	3.49	2003	16.14
Mixed-Use	1.64		
Multi-Family	1.62	**Loan Purpose**	
Agricultural	0.93	Purchase	49.65%
Industrial	0.89	Rate/Term Refinance	30.03
Retail	0.88	Cashout Refinance	20.32
Office	0.60		

1) Sum of Principal Balance divided by total number of loans.
2) Weighted by Outstanding Principal Balance.
3) ARM loans only.
4) Minimum and Weighting only for loans with values.
5) Includes cooperatives, undeveloped residential land, mobile housing, manufactured housing, duplexes and townhouses.
6) Includes day care centers, nursing homes, funeral homes, golf courses, hotels, motels, restaurants, undeveloped commercial land, warehouses, marinas, self storage facilities, auto repair centers, auto sales centers, gas stations, car washes and mobile home parks.

Category	A/Alt A	Insured	Subprime	Total
Percent of Total	**46.75%**	**9.23%**	**44.02%**	**100.00%**
Fixed	68.22%	88.49%	72.71%	72.07%
ARM	31.78%	11.51%	27.29%	27.93%
Current Balance	$202,805,125	$40,047,588	$190,942,804	$433,795,517
Loan Count	1,813	602	2,396	4,811
Average Balance	$111,862	$66,524	$79,692	$90,167
%=>$200,000	52.63%	26.77%	34.84%	42.41%
%=>$500,000	11.27%	0.00%	7.18%	8.43%
Gross WAC	6.693%	7.506%	8.335%	7.491%
WAM (mos)	219	276	220	225
WA Age (mos)	94	73	76	84
WA Orig. Term (mos)	313	349	296	309
Balloon	4.38%	1.57%	7.88%	5.66%
Fully Amortizing	95.62%	98.43%	92.12%	94.34%
First Lien	100.00%	100.00%	100.00%	100.00%
WA FICO (non-zero)	733	584	574	654
% below 640	0.00%	78.49%	81.52%	43.13%
WA Current LTV	61.97%	84.81%	66.73%	66.17%
WA Margin(1)	2.511%	2.585%	4.196%	3.238%
WA Lifetime Cap (non-zero)(1)	12.697%	12.750%	14.586%	13.489%
WA Next Rate Adj.(mos)(1)	23	16	12	18
Property Type:				
Single-Family Dwelling	70.30%	78.59%	68.79%	70.40%
2-4 Family Dwelling	4.55%	2.57%	4.23%	4.23%
Condo	5.97%	6.09%	3.88%	5.06%
PUD	5.57%	9.52%	4.48%	5.46%
Small Balance Comm.	6.47%	0.05%	8.55%	6.79%
Multi-Family	1.92%	0.00%	1.64%	1.62%
Mixed Use	0.45%	0.00%	3.25%	1.64%
Co-op	0.37%	0.19%	0.07%	0.22%
Other	4.39%	2.99%	5.11%	4.58%
Occupancy Status:				
Owner Occupied	83.02%	91.21%	82.09%	83.37%
Investor Property	15.68%	6.91%	16.82%	15.37%
Second Home	1.30%	1.87%	1.09%	1.26%
Loan Purpose:				
Purchase Money	48.03%	75.12%	46.03%	49.65%
Cash Out/Refinance	20.08%	3.27%	24.16%	20.32%
Rate Term/Refinance	31.89%	21.61%	29.81%	30.03%
Insurance:				
FHA/VA	0.00%	46.88%	0.00%	4.33%
Conventional MI	7.34%	53.12%	0.00%	8.34%
Non-MI	92.66%	0.00%	100.00%	87.34%
States > 5% of Total:				
California	25.91%	9.41%	17.13%	20.52%
Texas	6.22%	8.40%	12.29%	9.09%
Florida	5.57%	8.76%	8.81%	7.29%
New York	6.28%	3.14%	6.76%	6.20%
New Jersey	4.17%	5.85%	6.39%	5.30%
Other	51.85%	64.44%	48.62%	51.59%
Delinquency Status:				
Current	100.00%	70.54%	85.12%	90.73%
30-59 days	0.00%	29.46%	14.88%	9.27%
Index:(1)				
1 Year US Treasury	28.82%	84.82%	28.55%	30.83%
Prime Rate	10.20%	0.00%	30.54%	18.56%
COFI	24.71%	8.01%	10.14%	17.81%
6 Month LIBOR	7.72%	0.00%	24.18%	14.50%
1 Year LIBOR	12.88%	5.46%	0.13%	7.12%
1 Month LIBOR	6.22%	0.00%	1.99%	4.17%
5 Year US Treasury	3.75%	0.00%	0.38%	2.16%
6 Month US Treasury	2.52%	0.00%	1.36%	1.92%
3 Year US Treasury	1.11%	1.71%	2.33%	1.66%
Other	2.08%	0.00%	0.39%	1.27%

(1) For Adjustable Rate Loans only.

Original Principal Balances of the Mortgage Loans

Original Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6,0000.00 to 49,999.99	1,778	$36,965,671.28	8.52%	9.195%	$20,790.59	612	66.21%
50,000.00 to 99,999.99	1,336	73,290,728.66	16.90	8.066	54,858.33	609	71.88
100,000.00 to 149,999.99	558	57,637,653.92	13.29	7.768	103,293.29	619	74.77
150,000.00 to 199,999.99	238	35,481,540.81	8.18	7.528	149,082.10	641	74.18
200,000.00 to 249,999.99	225	38,696,257.98	8.92	7.087	171,983.37	663	64.98
250,000.00 to 299,999.99	182	36,349,390.54	8.38	6.779	199,721.93	661	64.18
300,000.00 to 349,999.99	140	32,618,320.08	7.52	7.204	232,988.00	691	57.87
350,000.00 to 399,999.99	127	31,685,042.57	7.30	7.283	249,488.52	690	57.24
400,000.00 to 449,999.99	80	23,008,103.58	5.30	6.890	287,601.29	704	58.46
450,000.00 to 499,999.99	46	14,155,056.27	3.26	7.134	307,718.61	704	61.58
500,000.00 to 549,999.99	30	11,316,564.59	2.61	6.216	377,218.82	721	62.10
550,000.00 to 599,999.99	18	7,275,946.98	1.68	7.734	404,219.28	667	55.27
600,000.00 to 649,999.99	19	8,867,650.27	2.04	6.360	466,718.44	712	58.65
650,000.00 to 699,999.99	5	2,485,718.74	0.57	5.131	497,143.75	776	57.99
700,000.00 to 749,999.99	2	1,236,404.03	0.29	6.549	618,202.02	778	63.52
750,000.00 to 799,999.99	7	5,124,215.44	1.18	9.264	732,030.78	600	65.58
800,000.00 to 849,999.99	5	2,688,588.48	0.62	7.001	537,717.70	730	41.69
850,000.00 to 899,999.99	1	738,329.41	0.17	7.125	738,329.41	817	47.94
950,000.00 to 999,999.99	4	2,143,569.08	0.49	8.374	535,892.27	676	67.18
1,100,000.00 to 1,149,999.99	2	2,083,174.38	0.48	5.054	1,041,587.19	794	67.88
1,250,000.00 to 1,299,999.99	1	1,250,000.00	0.29	2.870	1,250,000.00	764	62.50
1,300,000.00 to 1,349,999.99	1	1,290,400.99	0.30	4.083	1,290,400.99	661	77.73
1,450,000.00 to 1,499,999.99	1	1,522,752.24	0.35	4.250	1,522,752.24	616	101.52
1,500,000.00 to 1,549,999.99	1	677,674.37	0.16	7.250	677,674.37	509	45.18
1,800,000.00 to 1,849,999.99	2	3,298,367.71	0.76	6.535	1,649,183.86	700	60.31
2,000,000.00 to 4,350,000.00	2	1,908,394.62	0.44	6.339	954,197.31	783	54.34
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

As of the Cut-off Date, the average Original Principal Balance of the Mortgage Loans is approximately $120,037.

Principal Balances of the Mortgage Loans as of the Cut-off Date

Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
2,027.76 to 49,999.99	2,361	$57,116,521.14	13.17%	8.416%	$24,191.67	627	60.76%
50,000.00 to 99,999.99	1,060	74,875,175.97	17.26	7.915	70,636.96	614	71.21
100,000.00 to 149,999.99	530	64,789,600.82	14.94	7.669	122,244.53	640	66.67
150,000.00 to 199,999.99	306	53,029,175.43	12.22	7.377	173,297.96	672	63.59
200,000.00 to 249,999.99	177	39,476,550.90	9.10	7.198	223,031.36	647	65.09
250,000.00 to 299,999.99	135	37,054,058.29	8.54	6.972	274,474.51	678	67.11
300,000.00 to 349,999.99	89	28,480,474.82	6.57	7.394	320,005.34	674	64.11
350,000.00 to 399,999.99	52	19,375,801.25	4.47	6.984	372,611.56	696	69.47
400,000.00 to 449,999.99	36	15,284,270.42	3.52	7.109	424,563.07	695	68.00
450,000.00 to 499,999.99	16	7,732,259.30	1.78	6.749	483,266.21	688	71.57
500,000.00 to 549,999.99	12	6,236,925.28	1.44	6.973	519,743.77	660	65.12
550,000.00 to 599,999.99	5	2,883,722.32	0.66	6.125	576,744.46	707	54.24
600,000.00 to 649,999.99	12	7,488,024.14	1.73	6.207	624,002.01	743	63.27
650,000.00 to 699,999.99	2	1,346,937.72	0.31	7.436	673,468.86	526	44.90
700,000.00 to 749,999.99	6	4,391,506.70	1.01	9.210	731,917.78	644	65.02
750,000.00 to 799,999.99	2	1,529,481.31	0.35	7.313	764,740.66	681	62.68
800,000.00 to 849,999.99	1	800,000.00	0.18	7.250	800,000.00	762	40.00
950,000.00 to 999,999.99	1	995,084.54	0.23	5.250	995,084.54	809	72.11
1,050,000.00 to 1,099,999.99	1	1,088,089.84	0.25	4.875	1,088,089.84	781	64.01
1,150,000.00 to 1,199,999.99	1	1,189,859.56	0.27	9.280	1,189,859.56	618	99.06
1,250,000.00 to 1,299,999.99	3	3,810,877.32	0.88	3.741	1,270,292.44	735	70.35
1,450,000.00 to 1,499,999.99	1	1,458,367.71	0.34	6.580	1,458,367.71	720	49.60
1,500,000.00 to 1,549,999.99	1	1,522,752.24	0.35	4.250	1,522,752.24	616	101.52
1,800,000.00 to 1,840,000.00	1	1,840,000.00	0.42	6.500	1,840,000.00	685	68.79
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

As of the Cut-off Date, the average Principal Balance of the Mortgage Loans is approximately $90,167.

Mortgage Rates of the Mortgage Loans as of the Cut-off Date

Mortgage Rates(%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.00 to 0.99	6	$282,238.55	0.07%	0.000%	$47,039.76	716	49.33%
1.00 to 1.99	4	109,600.18	0.03	1.103	27,400.05	665	33.59
2.00 to 2.99	9	1,467,859.14	0.34	2.819	163,095.46	748	60.46
3.00 to 3.99	230	12,131,931.00	2.80	3.608	52,747.53	686	64.42
4.00 to 4.99	512	55,748,482.76	12.85	4.463	108,883.76	699	66.04
5.00 to 5.99	316	33,011,625.64	7.61	5.422	104,467.17	692	67.13
6.00 to 6.99	418	51,794,721.27	11.94	6.524	123,910.82	688	61.26
7.00 to 7.99	795	129,065,519.32	29.75	7.444	162,346.57	667	60.41
8.00 to 8.99	748	51,421,240.77	11.85	8.451	68,744.97	612	72.07
9.00 to 9.99	589	41,012,730.15	9.45	9.467	69,631.12	608	73.36
10.00 to 10.99	459	26,265,944.37	6.05	10.424	57,224.28	588	73.35
11.00 to 11.99	366	19,301,590.20	4.45	11.492	52,736.59	588	75.58
12.00 to 12.99	221	7,780,566.06	1.79	12.319	35,206.18	591	74.88
13.00 to 13.99	105	3,434,580.38	0.79	13.499	32,710.29	574	60.74
14.00 to 14.99	24	751,999.51	0.17	14.439	31,333.31	605	64.78
15.00 to 15.99	2	51,522.59	0.01	15.677	25,761.30	557	59.00
16.00 to 16.99	5	122,123.14	0.03	16.433	24,424.63	565	46.86
17.00 to 17.99	1	22,581.53	0.01	17.000	22,581.53	509	75.27
18.00 to 18.25	1	18,660.46	0.00	18.250	18,660.46	558	17.44
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans is approximately 7.49% per annum.

Original Loan-to-Value Ratios of the Mortgage Loans

Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.20 to 10.00	5	$61,536.93	0.01%	5.150%	$12,307.39	659	14.15%
10.01 to 20.00	16	601,089.77	0.14	7.204	37,568.11	624	9.50
20.01 to 30.00	44	3,766,197.00	0.87	7.054	85,595.39	678	21.28
30.01 to 40.00	69	8,029,658.44	1.85	7.460	116,371.86	677	33.16
40.01 to 50.00	143	15,524,337.80	3.58	7.842	108,561.80	660	38.34
50.01 to 60.00	283	35,037,105.26	8.08	7.789	123,806.03	659	49.76
60.01 to 70.00	439	59,375,792.20	13.69	7.368	135,252.37	672	54.64
70.01 to 80.00	1,075	135,114,981.92	31.15	7.269	125,688.36	669	63.85
80.01 to 90.00	733	64,359,591.42	14.84	8.016	87,802.99	627	77.09
90.01 to 95.00	488	28,342,027.60	6.53	7.773	58,077.93	631	83.49
95.01 to 100.00	1,315	66,086,824.85	15.23	7.548	50,256.14	639	80.11
100.01 to 105.00	82	5,292,712.23	1.22	7.838	64,545.27	627	87.74
105.01 to 110.00	25	2,046,791.13	0.47	5.831	81,871.65	582	90.92
110.01 to 115.00	15	1,136,510.97	0.26	6.700	75,767.40	683	78.40
115.01 to 120.00	21	1,817,284.13	0.42	5.402	86,537.34	620	95.82
120.01 to 125.00	12	2,008,104.93	0.46	4.050	167,342.08	738	80.55
125.01 to 130.00	8	807,799.41	0.19	4.536	100,974.93	647	88.66
130.01 to 140.00	11	745,728.87	0.17	6.486	67,793.53	623	100.80
140.01 to 150.00	27	3,641,442.16	0.84	5.943	134,868.23	599	82.07
Total:	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

The minimum and maximum Original Loan-to-Value Ratios of the Mortgage Loans with Original Loan-to-Value Ratios are approximately 5.20% and 150.00%, respectively, and the weighted average Original Loan-to-Value Ratio of the Mortgage Loans with Original Loan-to-Value Ratios is approximately 79.30%.

Current Loan-to-Value Ratios of the Mortgage Loans

Current Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1.06 to 10.00	101	$1,692,903.84	0.39%	6.230%	$16,761.42	710	6.61%
10.01 to 20.00	266	7,786,101.54	1.79	7.340	29,271.06	712	15.68
20.01 to 30.00	414	23,538,590.09	5.43	7.165	56,856.50	712	25.25
30.01 to 40.00	451	32,671,148.23	7.53	7.133	72,441.57	689	35.38
40.01 to 50.00	440	32,684,135.80	7.53	7.330	74,282.13	649	45.73
50.01 to 60.00	582	58,359,154.63	13.45	7.425	100,273.46	669	55.69
60.01 to 70.00	672	85,571,206.36	19.73	7.273	127,338.10	671	65.44
70.01 to 80.00	651	78,524,355.33	18.10	7.329	120,621.13	647	75.73
80.01 to 90.00	550	48,488,074.65	11.18	8.049	88,160.14	620	85.92
90.01 to 95.00	315	24,026,349.68	5.54	8.359	76,274.13	608	93.26
95.01 to 100.00	211	25,015,747.51	5.77	8.102	118,558.05	634	97.79
100.01 to 105.00	60	6,600,415.29	1.52	7.195	110,006.92	591	102.39
105.01 to 110.00	34	3,114,302.48	0.72	7.547	91,597.13	585	107.32
110.01 to 115.00	29	2,542,203.50	0.59	8.142	87,662.19	567	111.96
115.01 to 120.00	18	1,317,058.89	0.30	8.129	73,169.94	547	117.06
120.01 to 124.99	17	1,863,769.20	0.43	7.065	109,633.48	545	123.09
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

As of the Cut-off Date, the weighted average Current Loan-to-Value Ratio of the Mortgage Loans with Current Loan-to-Value Ratios is approximately 66.17%.

Delinquency Status of the Mortgage Loans

Delinquency Status (days)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 29	4,230	$393,586,167.65	90.73%	7.386%	$93,046.38	662	65.24%
30 to 59	581	40,209,349.37	9.27	8.514	69,207.14	571	75.29
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

Number of 30-Day Delinquencies of the Mortgage Loans in the Past 12 Months

30-Day Delinquencies	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0	3,024	$287,918,585.77	66.37%	7.219%	$95,211.17	689	62.29%
1	409	40,417,112.63	9.32	7.444	98,819.35	636	71.43
2	247	19,294,866.96	4.45	7.923	78,116.87	614	72.69
3	161	11,553,629.62	2.66	7.998	71,761.67	597	76.09
4	128	9,931,446.85	2.29	7.956	77,589.43	575	71.85
5	124	9,428,768.45	2.17	8.157	76,038.46	563	70.96
6	106	6,843,173.55	1.58	8.235	64,558.24	558	73.23
7	116	9,475,577.84	2.18	8.426	81,686.02	548	76.19
8	136	11,325,747.93	2.61	8.536	83,277.56	551	73.74
9	107	9,336,880.36	2.15	8.039	87,260.56	554	81.59
10	109	7,383,969.04	1.70	9.228	67,742.84	539	76.67
11	83	6,455,685.52	1.49	8.384	77,779.34	537	77.51
12	61	4,430,072.50	1.02	8.791	72,624.14	539	75.11
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

Number of 60-Day Delinquencies of the Mortgage Loans in the Past 12 Months

60-Day Delinquencies	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0	3,987	$367,670,961.38	84.76%	7.326%	$92,217.45	671	64.41%
1	272	21,506,064.29	4.96	8.657	79,066.41	571	73.76
2	165	13,025,517.40	3.00	8.052	78,942.53	562	77.69
3	100	7,611,966.46	1.75	8.655	76,119.66	547	76.56
4	62	4,365,285.81	1.01	8.232	70,407.84	552	72.72
5	73	5,999,948.33	1.38	8.554	82,191.07	549	76.54
6	36	4,358,909.35	1.00	7.493	121,080.82	569	84.01
7	42	3,364,565.83	0.78	8.657	80,108.71	543	71.30
8	38	3,288,356.12	0.76	8.248	86,535.69	543	77.23
9	19	1,433,481.53	0.33	8.813	75,446.40	542	88.64
10	8	612,790.75	0.14	7.599	76,598.84	552	60.29
11	8	440,524.03	0.10	10.269	55,065.50	542	87.84
12	1	117,145.74	0.03	7.625	117,145.74	551	45.06
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

Number of 90-Day Delinquencies of the Mortgage Loans in the Past 12 Months

90-Day Delinquencies	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0	4,483	$406,510,001.25	93.71%	7.440%	$90,678.12	661	65.40%
1	129	9,105,890.38	2.10	8.108	70,588.30	551	78.07
2	57	3,806,063.49	0.88	9.166	66,773.04	544	76.46
3	33	2,781,643.09	0.64	8.736	84,292.21	557	74.00
4	35	4,543,895.66	1.05	8.831	129,825.59	562	73.82
5	18	2,668,413.60	0.62	6.140	148,245.20	588	89.87
6	19	1,624,585.65	0.37	7.514	85,504.51	536	71.69
7	16	1,010,187.54	0.23	8.273	63,136.72	543	78.21
8	14	1,325,014.64	0.31	9.076	94,643.90	550	87.09
9	6	372,374.51	0.09	6.620	62,062.42	577	62.18
10	1	47,447.21	0.01	7.125	47,447.21	499	73.00
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

Original Terms to Maturity of the Mortgage Loans

Original Terms to Maturity (in months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
33 to 59	4	$491,450.55	0.11%	9.242%	$122,862.64	636	82.17%
60 to 119	165	19,068,092.50	4.40	7.312	115,564.20	657	77.41
120 to 179	281	9,262,110.60	2.14	9.646	32,961.25	627	64.30
180 to 239	840	70,706,976.50	16.30	8.183	84,174.97	665	46.54
240 to 299	310	16,589,167.48	3.82	8.004	53,513.44	639	63.35
300 to 359	270	20,164,952.55	4.65	6.894	74,685.01	661	72.12
360 to 419	2,913	291,685,531.97	67.24	7.326	100,132.35	650	69.92
420 to 479	6	408,511.12	0.09	7.668	68,085.19	669	85.87
480 to 516	22	5,418,723.75	1.25	4.756	246,305.63	753	67.76
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

As of the Cut-off Date, the weighted average original term to maturity of the Mortgage Loans is approximately 309 months.

Remaining Terms to Maturity of the Mortgage Loans as of the Cut-off Date

Remaining Terms to Maturity (in months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1 to 59	762	$29,992,808.48	6.91%	7.614%	$39,360.64	680	54.42%
60 to 119	954	59,198,310.98	13.65	7.554	62,052.74	681	44.71
120 to 179	928	57,142,308.56	13.17	7.502	61,575.76	651	63.80
180 to 239	441	56,450,604.00	13.01	7.428	128,005.90	664	61.17
240 to 299	646	94,915,611.69	21.88	7.363	146,928.19	647	67.30
300 to 359	1,034	130,630,071.96	30.11	7.569	126,334.69	636	80.48
360 to 419	39	3,082,181.77	0.71	8.863	79,030.30	651	86.43
420 to 479	7	2,383,619.58	0.55	4.630	340,517.08	754	67.24
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

As of the Cut-off Date, the weighted average remaining term to maturity of the Mortgage Loans with known remaining terms is approximately 225 months.

Seasoning of the Mortgage Loans as of the Cut-off Date

Seasoning (in months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 59	1,756	$194,649,719.71	44.87%	7.870%	$110,848.36	637	77.47%
60 to 119	1248	122,135,650.14	28.16	7.566	97,865.10	648	59.28
120 to 179	521	71,145,509.16	16.40	7.136	136,555.68	686	55.61
180 to 239	672	33,097,449.87	7.63	6.053	49,252.16	682	56.93
240 to 299	296	9,106,486.14	2.10	6.564	30,765.16	707	48.26
300 to 353	318	3,660,702.00	0.84	7.058	11,511.64	714	29.27
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

As of the Cut-off Date, the weighted average seasoning of the Mortgage Loans is approximately 84 months.

Geographic Distribution of the Mortgaged Properties

Geographic Location	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	552	$89,020,429.06	20.52%	7.065%	$161,268.89	679	57.76%
Texas	861	39,453,484.53	9.09	8.476	45,822.86	627	71.95
Florida	481	31,636,758.86	7.29	7.814	65,772.89	630	64.63
New York	217	26,897,398.93	6.20	7.908	123,951.15	655	58.94
New Jersey	196	22,992,256.98	5.30	7.605	117,307.43	646	66.15
Massachusetts	82	19,950,139.24	4.60	5.989	243,294.38	699	67.56
Pennsylvania	240	19,883,864.44	4.58	7.617	82,849.44	635	71.36
Georgia	208	17,420,716.65	4.02	7.594	83,753.45	643	70.19
Maryland	138	15,692,692.21	3.62	7.171	113,715.16	651	66.03
Illinois	125	13,303,534.25	3.07	7.856	106,428.27	653	75.95
Virginia	100	12,893,022.37	2.97	6.802	128,930.22	688	68.77
Connecticut	69	11,067,530.19	2.55	7.151	160,398.99	675	57.91
Ohio	135	8,286,884.40	1.91	7.507	61,384.33	611	77.43
Michigan	73	8,074,956.05	1.86	8.228	110,615.84	650	81.90
North Carolina	94	7,582,994.98	1.75	7.906	80,670.16	608	79.89
Colorado	45	7,155,406.38	1.65	6.052	159,009.03	682	68.61
Louisiana	176	6,669,924.35	1.54	7.509	37,897.30	656	57.49
Alabama	88	5,777,901.67	1.33	7.492	65,657.97	613	71.57
Tennessee	63	5,339,064.15	1.23	8.271	84,747.05	624	76.12
Washington	42	5,299,101.32	1.22	7.544	126,169.08	647	66.12
Arizona	75	5,104,953.66	1.18	8.208	68,066.05	628	73.94
South Carolina	66	5,018,513.69	1.16	8.178	76,038.09	655	68.66
Missouri	79	4,727,686.09	1.09	7.888	59,844.13	612	75.60
Mississippi	67	3,562,554.11	0.82	8.491	53,172.45	617	70.92
District of Columbia	24	3,553,137.50	0.82	8.152	148,047.40	662	61.62
Minnesota	36	3,235,090.37	0.75	7.677	89,863.62	640	70.25
Oregon	22	2,972,453.54	0.69	7.426	135,111.52	639	73.74
New Hampshire	19	2,969,684.77	0.68	7.355	156,299.20	678	73.72
Rhode Island	22	2,611,246.07	0.60	6.942	118,693.00	671	55.94
Arkansas	109	2,603,845.31	0.60	8.567	23,888.49	646	73.48
Indiana	42	2,582,863.71	0.60	7.831	61,496.76	580	77.33
Kentucky	28	2,379,698.94	0.55	7.481	84,989.25	668	55.71
New Mexico	22	2,262,285.46	0.52	7.248	102,831.16	657	68.21
Utah	20	2,200,610.07	0.51	7.727	110,030.50	655	74.56
Oklahoma	33	1,951,437.57	0.45	6.472	59,134.47	681	61.06
Nevada	13	1,928,531.21	0.44	7.661	148,348.55	622	65.18
Idaho	16	1,639,761.73	0.38	6.708	102,485.11	674	56.69
Delaware	18	1,390,632.56	0.32	7.650	77,257.36	683	77.06
Kansas	15	1,045,750.91	0.24	7.061	69,716.73	680	75.89
Hawaii	5	1,036,790.75	0.24	8.133	207,358.15	648	53.02
Wisconsin	15	794,471.94	0.18	8.125	52,964.80	654	53.19
Maine	8	706,341.25	0.16	5.942	88,292.66	682	58.24
Iowa	13	690,954.26	0.16	5.783	53,150.33	692	69.19
West Virginia	9	515,812.76	0.12	8.146	57,312.53	612	74.27
South Dakota	15	469,902.04	0.11	4.710	31,326.80	716	36.88
Vermont	3	378,758.04	0.09	7.234	126,252.68	677	73.76
Alaska	4	304,224.97	0.07	7.727	76,056.24	643	63.16
Montana	10	281,953.61	0.06	4.857	28,195.36	781	53.50
North Dakota	6	166,427.07	0.04	5.412	27,737.85	688	35.38
Wyoming	3	113,709.33	0.03	7.033	37,903.11	745	47.12
Guam	1	105,556.87	0.02	3.813	105,556.87	571	84.45
Virgin Islands	6	81,973.34	0.02	4.000	13,662.22	677	46.87
Nebraska	2	9,842.51	-	3.787	4,921.26	523	23.43
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

No more than approximately 0.43% of the Mortgage Loans are secured by Mortgaged Properties location in any one zip code area.

Loan Purpose of the Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	2,757	$215,384,431.77	49.65%	7.588%	$78,122.75	649	68.08%
Rate/Term Refinance	1274	130,251,552.82	30.03	6.904	102,238.27	666	63.35
Cashout Refinance	780	88,159,532.43	20.32	8.122	113,025.04	649	65.68
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

Amortization Types of the Mortgage Loans

Amortization Types	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Fully Amortizing	4,579	$409,238,039.30	94.34%	7.457%	$89,372.80	655	65.63%
Balloon	232	24,557,477.72	5.66	8.062	105,851.20	631	75.16
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

Adjustment Type of the Mortgage Loans

Adjustment Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Adjustable Rate	1,184	$121,175,371.31	27.93%	6.286%	$102,344.06	664	63.92%
Fixed Rate	3,627	312,620,145.71	72.07	7.958	86,192.49	650	67.05
Total:	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

Loan Type of the Mortgage Loans

Loan Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Conventional Uninsured	3,865	$369,012,582.85	85.07%	7.509%	$95,475.44	660	62.96%
Conventional with Primary MI	318	36,166,893.03	8.34	7.151	113,732.37	640	83.62
FHA Insured	252	14,316,294.97	3.30	7.366	56,810.69	572	89.06
FHA Uninsured	62	4,911,123.18	1.13	6.882	79,211.66	586	88.33
Contract for Deed	139	4,469,763.81	1.03	9.502	32,156.57	647	79.52
VA Insured	162	4,456,323.51	1.03	7.889	27,508.17	604	77.55
VA Uninsured	13	462,535.67	0.11	6.702	35,579.67	703	83.96
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

Credit Scores of the Mortgage Loans

Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
No Score	264	$23,040,326.59	5.31%	7.549%	$87,273.96	NA	51.90%
420 to 439	10	627,627.95	0.14	8.009	62,762.80	429	88.27
440 to 479	133	9,561,765.23	2.20	8.609	71,892.97	464	82.95
480 to 519	451	30,154,623.45	6.95	8.616	66,861.69	501	75.95
520 to 539	307	22,101,018.60	5.09	8.678	71,990.29	528	73.56
540 to 559	325	24,698,268.73	5.69	8.414	75,994.67	549	67.52
560 to 579	308	22,225,493.41	5.12	8.387	72,160.69	570	66.54
580 to 599	313	24,725,397.70	5.70	8.494	78,994.88	589	68.49
600 to 619	272	27,595,410.91	6.36	8.091	101,453.72	612	70.04
620 to 639	283	25,400,548.37	5.86	7.724	89,754.59	629	73.17
640 to 659	251	19,854,157.80	4.58	7.602	79,100.23	649	71.80
660 to 679	262	24,976,391.52	5.76	7.059	95,329.74	669	70.49
680 to 699	221	24,989,912.74	5.76	7.189	113,076.53	688	67.12
700 to 719	247	30,567,078.05	7.05	6.964	123,753.35	709	68.64
720 to 739	188	21,499,247.40	4.96	6.458	114,357.70	730	64.45
740 to 759	260	25,524,670.63	5.88	6.587	98,171.81	749	59.12
760 to 779	257	28,500,675.51	6.57	6.320	110,897.57	770	58.85
780 to 799	243	27,421,788.40	6.32	6.486	112,846.87	788	57.03
800 to 819	165	15,842,951.93	3.65	6.202	96,017.89	810	51.21
820 to 839	51	4,488,162.10	1.03	6.671	88,003.18	826	45.84
Total:	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

As of the Cut-off Date, the weighted average credit score of the Mortgage Loans with credit scores is approximately 654.

Mortgaged Property Type of the Mortgage Loans

Mortgaged Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single Family	3,250	$305,392,208.65	70.40%	7.450%	$93,966.83	651	65.52%
Planned Unit Development	160	23,671,306.35	5.46	6.670	147,945.66	665	69.44
Condominium	361	21,955,201.88	5.06	6.786	60,817.73	679	64.77
Single Family (other)(1)	605	20,841,560.73	4.80	8.328	34,448.86	644	70.85
2-4 Family	166	18,334,140.49	4.23	7.801	110,446.63	657	71.91
Commercial (other)(2)	53	15,130,731.19	3.49	8.176	285,485.49	676	67.10
Mixed-Use	42	7,113,495.86	1.64	8.972	169,368.95	613	65.70
Multi-Family	32	7,025,578.72	1.62	7.884	219,549.34	646	69.12
Agricultural	90	4,020,140.16	0.93	4.808	44,668.22	727	57.77
Industrial	12	3,875,406.49	0.89	9.087	322,950.54	630	65.37
Retail	25	3,823,617.22	0.88	8.564	152,944.69	642	52.68
Office	15	2,612,129.28	0.60	7.908	174,141.95	650	69.25
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

(1) Includes cooperatives, undeveloped residential land, mobile housing, manufactured housing, duplexes and townhouses.
(2) Includes day care centers, nursing homes, funeral homes, golf courses, hotels, motels, restaurants, undeveloped commercial land, warehouses, marinas, self storage facilities, auto repair centers, auto sales centers, gas stations, car washes and mobile home parks.

Occupancy Types of the Mortgage Loans

Occupancy Types	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary	3,775	$361,642,401.21	83.37%	7.452%	$95,799.31	652	65.98%
Investment	991	66,681,770.06	15.37	7.749	67,287.36	661	67.53
Second Home	45	5,471,345.75	1.26	6.938	121,585.46	670	62.38
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

Documentation Levels of the Mortgage Loans

Documentation Levels	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	3,025	$265,732,981.58	61.26%	7.172%	$87,845.61	662	61.59%
Limited Documentation	851	72,396,470.14	16.69	7.838	85,072.23	649	70.76
Stated Documentation	468	45,207,091.47	10.42	8.770	96,596.35	621	70.78
Alternative Documentation	368	41,824,145.38	9.64	7.272	113,652.57	658	80.10
No Income	53	5,993,337.03	1.38	8.531	113,081.83	613	73.32
No Income No Asset	46	2,641,491.42	0.61	9.318	57,423.73	574	85.69
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

Indices of the Adjustable Rate Mortgage Loans

Indices	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1 Year CMT	377	$37,359,737.65	30.83%	5.195%	$99,097.45	657	69.98%
Prime	147	22,485,205.10	18.56	8.589	152,960.58	631	57.83
COFI	347	21,576,558.30	17.81	5.210	62,180.28	710	52.93
6 Month LIBOR	130	17,573,771.56	14.50	7.798	135,182.86	595	72.44
1 Year LIBOR	25	8,624,158.80	7.12	4.886	344,966.35	738	69.84
1 Month LIBOR	23	5,050,181.63	4.17	6.103	219,573.11	709	60.71
5 Year CMT	27	2,619,744.44	2.16	6.907	97,027.57	720	55.49
6 Month CMT	48	2,330,515.39	1.92	4.824	48,552.40	696	55.82
3 Year CMT	35	2,006,928.45	1.66	6.328	57,340.81	657	64.86
FNMA 30 Year Fixed Rate	16	813,451.79	0.67	7.836	50,840.74	707	65.50
3 Month LIBOR	1	403,533.73	0.33	5.000	403,533.73	730	79.28
3 Month CMT	7	307,639.00	0.25	4.703	43,948.43	686	49.13
10 Year CMT	1	23,945.47	0.02	8.500	23,945.47	734	51.50
Total:	**1,184**	**$121,175,371.31**	**100.00%**	**6.286%**	**$102,344.06**	**664**	**63.92%**

Frequency of Mortgage Rate Adjustment of the Adjustable Rate Mortgage Loans

Frequency of Mortgage Rate Adjustment (months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1	108	$13,423,444.79	11.08%	5.581%	$124,291.16	705	59.70%
3	8	371,438.95	0.31	4.939	46,429.87	655	52.16
6	293	35,263,312.29	29.10	7.211	120,352.60	637	64.02
12	631	62,962,184.06	51.96	5.803	99,781.59	665	65.35
24	9	429,361.15	0.35	6.191	47,706.79	692	59.68
36	98	4,979,101.99	4.11	6.641	50,807.16	707	60.44
48	1	23,063.47	0.02	9.000	23,063.47	569	36.61
60	35	3,699,519.14	3.05	7.885	105,700.55	686	60.70
120	1	23,945.47	0.02	8.500	23,945.47	734	51.50
Total	**1,184**	**$121,175,371.31**	**100.00%**	**6.286%**	**$102,344.06**	**664**	**63.92%**

Gross Margins of the Adjustable Rate Mortgage Loans

Gross Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
No Margin	195	$8,277,907.29	6.83%	5.493%	$42,450.81	704	53.21%
0.250 to 0.999	25	2,989,579.71	2.47	7.170	119,583.19	737	53.15
1.000 to 1.999	18	2,292,324.35	1.89	4.098	127,351.35	724	60.37
2.000 to 2.999	573	64,193,952.53	52.98	5.110	112,031.33	692	64.27
3.000 to 3.999	121	13,010,133.36	10.74	5.984	107,521.76	646	70.26
4.000 to 4.999	32	4,410,983.46	3.64	7.826	137,843.23	674	59.59
5.000 to 5.999	123	12,646,577.38	10.44	9.210	102,817.70	568	64.78
6.000 to 6.999	42	6,153,715.90	5.08	9.329	146,517.05	580	67.17
7.000 to 7.999	31	4,319,482.16	3.56	10.521	139,338.13	572	64.00
8.000 to 8.999	17	2,262,366.25	1.87	8.378	133,080.37	601	66.24
9.000 to 9.999	5	480,166.97	0.40	11.422	96,033.39	514	77.79
10.000 to 10.773	2	138,181.95	0.11	8.644	69,090.98	598	66.99
Total	**1,184**	**$121,175,371.31**	**100.00%**	**6.286%**	**$102,344.06**	**664**	**63.92%**

As of the Cut-off Date, the weighted average Gross Margin of the Adjustable Rate Mortgage Loans is approximately 3.238% per annum.

Maximum Mortgage Rates of the Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
No Maximum Rate	310	$23,616,897.13	19.49%	7.015%	$76,183.54	666	57.22%
3.93 to 3.99	1	12,369.12	0.01	2.935	12,369.12	621	18.08
4.00 to 4.99	5	228,302.95	0.19	3.973	45,660.59	735	43.66
5.00 to 5.99	3	108,268.69	0.09	5.562	36,089.56	622	52.74
6.00 to 6.99	6	204,337.94	0.17	7.361	34,056.32	724	53.51
7.00 to 7.99	6	211,844.06	0.17	7.322	35,307.34	726	57.59
8.00 to 8.99	6	489,408.88	0.40	4.004	81,568.15	647	86.11
9.00 to 9.99	32	8,890,787.24	7.34	4.663	277,837.10	727	71.13
10.00 to 10.99	34	9,056,432.70	7.47	4.802	266,365.67	711	65.90
11.00 to 11.99	41	9,475,663.29	7.82	5.238	231,113.74	672	75.05
12.00 to 12.99	94	12,834,316.17	10.59	5.524	136,535.28	633	72.90
13.00 to 13.99	141	18,879,323.63	15.58	5.489	133,895.91	692	61.48
14.00 to 14.99	119	10,715,766.68	8.84	6.297	90,048.46	641	61.14
15.00 to 15.99	99	8,484,346.90	7.00	7.928	85,700.47	625	61.76
16.00 to 16.99	108	8,226,114.93	6.79	8.256	76,167.73	607	61.40
17.00 to 17.99	78	4,301,816.36	3.55	7.893	55,151.49	625	67.46
18.00 to 18.99	45	2,298,060.28	1.90	8.717	51,068.01	606	53.94
19.00 to 19.99	22	1,161,196.72	0.96	9.684	52,781.67	625	59.48
20.00 to 20.99	6	429,986.33	0.35	8.472	71,664.39	647	48.13
21.00 to 21.99	7	368,538.65	0.30	5.377	52,648.38	679	59.05
22.00 to 22.99	8	575,521.32	0.47	5.411	71,940.17	768	54.77
23.00 to 23.99	7	352,966.32	0.29	6.304	50,423.76	617	58.86
24.00 to 24.99	3	163,622.64	0.14	6.604	54,540.88	564	58.54
25.00 or greater	3	89,482.38	0.07	4.679	29,827.46	743	56.04
Total	**1,184**	**$121,175,371.31**	**100.00%**	**6.286%**	**$102,344.06**	**664**	**63.92%**

As of the Cut-off Date, the weighted average Maximum Mortgage Rate of the Adjustable Rate Mortgage Loans with Maximum Mortgage Rate is approximately 13.49% per annum.

Minimum Mortgage Rates of the Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
No Minimum Rate	560	$61,052,457.30	50.38%	5.289%	$109,022.25	684	66.30%
0.25 to 0.99	9	496,111.87	0.41	7.993	55,123.54	730	65.95
1.00 to 1.99	8	400,366.75	0.33	6.023	50,045.84	651	76.66
2.00 to 2.99	137	12,258,633.88	10.12	4.844	89,479.08	656	62.49
3.00 to 3.99	76	7,367,065.21	6.08	5.021	96,935.07	709	60.99
4.00 to 4.99	34	2,097,252.15	1.73	5.057	61,683.89	686	58.39
5.00 to 5.99	35	3,763,856.05	3.11	6.764	107,538.74	666	60.60
6.00 to 6.99	48	5,661,286.33	4.67	6.293	117,943.47	654	66.84
7.00 to 7.99	46	6,175,098.63	5.10	7.711	134,241.27	673	61.52
8.00 to 8.99	26	2,885,036.23	2.38	8.028	110,962.93	619	62.37
9.00 to 9.99	49	5,678,180.26	4.69	9.578	115,881.23	626	63.48
10.00 to 10.99	35	4,669,865.94	3.85	10.413	133,424.74	578	64.58
11.00 to 11.99	109	7,803,721.67	6.44	10.216	71,593.78	550	53.22
12.00 to 12.99	9	616,399.31	0.51	12.466	68,488.81	560	66.40
13.00 to 13.99	1	134,174.88	0.11	13.200	134,174.88	525	54.77
14.00 to 14.38	2	115,864.85	0.10	11.962	57,932.43	600	44.67
Total	**1,184**	**$121,175,371.31**	**100.00%**	**6.286%**	**$102,344.06**	**664**	**63.92%**

As of the Cut-off Date, the weighted average Minimum Mortgage Rate of the Adjustable Rate Mortgage Loans with Minimum Mortgage Rates is approximately 6.52% per annum.

Months to Next Rate Adjustment of the Adjustable Rate Mortgage Loans

Months to Next Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1 to 6	540	$42,507,684.53	35.08%	5.825%	$78,717.93	673	59.94%
7 to 12	381	30,151,646.63	24.88	6.580	79,138.18	626	61.73
13 to 18	85	9,965,660.99	8.22	7.586	117,243.07	629	74.30
19 to 24	69	11,379,166.44	9.39	8.071	164,915.46	641	62.82
25 to 30	19	1,902,255.67	1.57	5.979	100,118.72	678	75.67
31 to 36	17	2,664,810.75	2.20	7.183	156,753.57	630	78.26
37 to 42	2	1,918,035.03	1.58	6.441	959,017.52	711	53.68
43 to 48	6	1,631,893.33	1.35	6.522	271,982.22	636	79.62
49 to 54	28	8,006,430.02	6.61	5.214	285,943.93	736	68.77
55 to 60	28	9,037,202.41	7.46	4.709	322,757.23	728	66.77
73 to 78	1	84,349.13	0.07	8.500	84,349.13	587	93.72
79 to 84	6	1,563,789.81	1.29	4.881	260,631.64	733	76.22
115 to 116	2	362,446.57	0.30	5.698	181,223.29	719	40.59
Total:	**1,184**	**$121,175,371.31**	**100.00%**	**6.286%**	**$102,344.06**	**664**	**63.92%**

As of the Cut-off Date, the weighted average Months to Next Rate Adjustment of the Adjustable Rate Mortgage Loans is approximately 18 months.

Periodic Caps of the Adjustable Rate Mortgage Loans

Periodic Caps(%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
No Periodic Cap	440	$35,876,897.41	29.61%	6.658%	$81,538.40	680	57.23%
0.251 to 0.500	5	171,272.09	0.14	9.287	34,254.42	675	52.01
0.501 to 0.750	3	159,732.32	0.13	4.933	53,244.11	771	41.39
0.751 to 1.000	249	30,806,853.63	25.42	7.258	123,722.30	623	68.87
1.251 to 1.500	59	2,582,365.71	2.13	7.463	43,768.91	657	57.08
1.751 to 2.000	412	50,371,686.08	41.57	5.384	122,261.37	676	66.23
2.001 to 2.250	1	36,367.11	0.03	9.000	36,367.11	562	50.51
2.251 to 2.500	8	239,266.37	0.20	6.560	29,908.30	615	59.28
2.751 to 3.000	3	136,091.98	0.11	6.867	45,363.99	728	38.03
3.751 to 4.000	1	47,315.83	0.04	4.000	47,315.83	656	51.15
4.751 to 5.000	3	747,522.78	0.62	4.495	249,174.26	783	64.45
Total	**1,184**	**$121,175,371.31**	**100.00%**	**6.286%**	**$102,344.06**	**664**	**63.92%**

As of the Cut-off Date, the weighted average Periodic Cap of the Adjustable Rate Mortgage Loans with Periodic Caps is approximately 1.649% per annum.

ABS New Transaction

Computational Materials

$[598,500,000] (approximate)
BayView Financial
Mortgage Pass-Through Certificates,
Series 2003-F

BAYVIEW FINANCIAL
TRADING GROUP

Wells Fargo Bank Minnesota N.A
Master Servicer

Wachovia Bank
Trustee

November 17, 2003

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. *The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.*

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

[$598,500,000]

(APPROXIMATE, SUBJECT TO +/- 10% VARIANCE)

BAYVIEW FINANCIAL

MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-F

MORTGAGE BACKED SECURITIES

Wells Fargo Bank Minnesota N.A., Master Servicer

Senior / Subordinate REMIC Certificates

One Month LIBOR Available Funds Floaters -No Hard Cap – Act/360 – No Delay

BAYVIEW FINANCIAL TRADING GROUP

Class	Approximate Size ($)	Initial Coupon(1)	WAL 35% Call (2)	WAL 10% Call (3)	Payment Window to Call (3)	Initial Credit Support (4)	Legal Final Maturity (5)	Expected Ratings (4) Fitch /Moody's/S&P
A-IO (6)	Notional	Variable	N/A	N/A	12/03-5/06	13.50%	5/06	AAA/Aaa/AAA
IO(6)	Notional	Variable	N/A	N/A	12/03-9/11	13.50%	12/34	AAA/Aaa/AAA
A	534,000,000.00	1mL + [ ]%	2.01	2.66	12/03-9/11	13.50%	12/34	AAA/Aaa/AAA
M-1	31,500,000.00	1mL + [ ]%	3.51	5.61	12/06-9/11	8.25%	12/34	AA/Aa2/AA
M-2	6,000,000.00	1mL + [ ]%	3.51	5.61	12/06-9/11	7.25%	12/34	AA-/Aa3/AA-
M-3	10,500,000.00	1mL + [ ]%	3.51	5.61	12/06-9/11	5.50%	12/34	A/A2/A
M-4	4,500,000.00	1mL + [ ]%	3.51	5.61	12/06-9/11	4.75%	12/34	A-/A3/A-
B	12,000,000.00	1mL + [ ]%	3.51	5.61	12/06-9/11	2.75%	12/34	BBB+/Baa1/BBB+
X(8)	$0	NA	(7)	(7)	(7)	NA	NA	NR
F(9)	$0	NA	(7)	(7)	(7)	NA	NA	NR
P(10)	$0	NA	(7)	(7)	(7)	NA	NA	NR
R(112)	$0	NA	(7)	(7)	(7)	NA	NA	NR

(1) Each variable rate class (the "LIBOR Certificates"), other than the Class A-IO and Class IO, will accrue interest at rate of One Month LIBOR plus a specified margin. The margin on the Class A Certificate will increase to 1.5 times the stated margin for such class on each Distribution Date occurring after the date on which the 35% Auction Call may be exercised. The margin on the Class M and Class B Certificates will increase to 1.5 times the stated margin for such class on each Distribution Date occurring after the date on which the 10% Optional Termination may be exercised. Each Class of LIBOR Certificates is subject to the applicable Available Funds Cap, as described on page 20. One Month LIBOR for the first accrual period will be determined two business days prior to the Closing Date. The Class A-IO and Class IO will have a coupon as described on page 14.

(2) All Classes of Certificates will be subject to a 35% Auction Call. The weighted average life to the 35% Call assumes: (i) prepayments occur at 21% CPR, (ii) the 35% call is exercised on the first eligible Distribution Date and (iii) bonds pay on the 28th of each month beginning in December 2003.

(3) The weighted average lives to 10% Call assume: (i) prepayments occur at 21% CPR, (ii) the 10% Optional Call is exercised and (iii) bonds pay on the 28th of each month beginning in December 2003.

(4) Assumes Over-collateralization ("O/C") has built to 2.75% target. Initial Credit Support equals (i) the percentage of bonds (as a product of the mortgage loan balance) subordinate to such Class plus (ii) the overcollateralization target. The overcollateralization target is assumed to be 2.75%. The overcollateralization amount on the Closing date will equal 0.25% of the Cut-Off Date collateral balance. Rating levels are subject to final approval.

(5) The legal final maturity date was determined by adding thirty-one years to the first Distribution Date for all Certificates except the Class A-IO. The legal final maturity date for the Class A-IO is the 30th Distribution Date.

(6) The Class A-IO and Class IO (the "Interest Only Classes") will be entitled to receive payments of interest only based on a variable notional amount as described on page 14.

(7) The Class IO, Class X, Class F, Class P and the Class R are not offered hereby.

(8) The Class X Certificates represent the entitlement to certain remaining cash flows in respect of the mortgage loans following payment of principal and interest in respect of the Offered Certificates, the Class F Certificates, the Class P Certificates and the Class IO Certificates, as described herein.

(9) The Class F on a monthly basis is entitled to the annualized rate equal to the product of (A) the greater of (i) [3.00%] minus the current one-month LIBOR ("LIBOR") rate and (ii) zero and (B) the actual balance of fixed rate and balloon loans plus any ARM loans that had an initial reset period from the Cut-Off Date of greater than or equal to forty-eight months.

(10) The Class P is entitled to all prepayment penalty distributions.

(11) The Class R is non-economic REMIC tax residual.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Banking / Deal Management

Matt Whalen	(212) 449-0752
Paul Park	(212) 449-6380
Ted Bouloukos	(212) 449-5029
Fred Hubert	(212) 449-5071
Alan Chan	(212) 449-8140
Alice Chang	(212) 449-1701
Sonia Lee	(212) 449-5067
Amanda de Zutter	(212) 449-0425

Trading

Scott Soltas	(212) 449-3659
Charles Sorrentino	(212) 449-3659

Research

Glenn Costello	(212) 449-4457

Rating Agencies

Fitch

Stephen Lei	(212) 908-0778

Moody's

Christine Lachnicht	(212) 553-4586

S&P

Bridget Steers	(212) 438-2610

ALL COLLATERAL STATISTICS DESCRIBED HEREIN ARE BASED ON THE SCHEDULED COLLATERAL BALANCES AS OF NOVEMBER 1, 2003 (THE "STATISTICAL CALCULATION DATE") UNLESS OTHERWISE INDICATED. THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE MORTGAGE LOANS CONTAINED IN THE PROSPECTUS SUPPLEMENT. THE PROSPECTUS SUPPLEMENT SUPERSEDES THE INFORMATION IN ALL PRIOR COLLATERAL TERM SHEETS, IF ANY.

Title of Offered Certificates	BayView Financial ("BAYV"), Mortgage Pass-Through Certificates, Series 2003-F, consisting of: Class A, Class A-IO and Class IO Certificates, (collectively, the "Senior Certificates"), Class M-1, Class M-2, Class M-3, Class M-4, and Class B Certificates (collectively, the "Subordinate Certificates"). The Class A, Class M-1, Class M-2, Class M-3, Class M-4, and Class B Certificates are collectively referred to as the "LIBOR Certificates." The Class A-IO and Class IO Certificates are collectively referred to as the "Interest-Only Classes."
Lead Underwriter	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Underwriters	Citigroup Global Markets Inc. and Lehman Brothers Inc.
Depositor	BayView Financial Securities Company, LLC
Seller	BayView Financial Trading Group, L.P.
Master Servicer	Wells Fargo Bank Minnesota, National Association
Servicers	M&T 58.51% Interbay 13.82% Citicorp Mortgage 10.85% Washington Mutual 7.69% Aurora Loan Services Inc. 3.48% GMAC Mortgage Corporation 3.36% HSBC 2.29%
Servicing Advances	The Servicers are required under the servicing agreements to advance delinquent payments of principal and interest on all Mortgage Loans in the trust, to the extent that such advances are expected to be ultimately recoverable from the related Mortgage Loan.
Trustee	Wachovia Bank, National Association
Cut-Off Date	[November 1, 2003]
Pricing Date	On or about November [19], 2003
Closing Date	On or about December [10], 2003
Distribution Dates	Distribution of principal and interest on the certificates will be made on the 28th day of each month or, if such day is not a business day, on the first business day thereafter, commencing in December 2003.
ERISA Considerations	The Senior Certificates, other than the Class IO will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates. The Subordinate Certificates will not be ERISA eligible.
Legal Investment	The offered certificates will not constitute "mortgage-related securities" for the purposes of SMMEA.
Tax Status	For federal income tax purposes, multiple elections will be made to treat specified portions of the

Trust Fund as "real estate mortgage investment conduits" (each, a "REMIC").

Auction Call

On the first Distribution Date on or after the date on which the aggregate principal balance of the LIBOR Certificates is less than 35% of the aggregate principal balance of the LIBOR Certificates as of the Closing Date ("the Initial Certificate Balance"), the Trustee will solicit bids in a commercially reasonable manner for purchase of the Mortgage Loans and other property of the Trust for a price not less than the Minimum Bid Price. The Trustee will not sell the assets of the Trust unless it has received at least three bids and at least one such bid is for not less than the Minimum Bid Price. This process will be repeated every three months until the Minimum Bid Price is received.

The Trustee will be reimbursed for the costs of such sale before the proceeds are paid to Securityholders.

Minimum Bid Price

The "Minimum Bid Price" will equal the sum of (i) the aggregate unpaid principal balance of the Mortgage Loans, (ii) interest accrued and unpaid on the Mortgage Loans, (iii) the fair market value of all other property of the Trust Fund and (iv) any unpaid servicing advances, fees and expenses of the Master Servicer, the Serv icers and the Trustee.

In the event that satisfactory bids are received, the net sale proceeds will be distributed to the Certificateholders in the same order of priority as interest and principal distributions. If satisfactory bids are not received, the Trustee shall decline to sell the Mortgage Loans and the process will be repeated every three months until the Minimum Bid Price is received.

Optional Termination

On the Distribution Date on which the current collateral balance is less than 10% of the Cut-Off Date collateral balance, if the property of the Trust has not been sold as described above, the holder of the Class R Certificate and the Master Servicer will, as provided in the Pooling and Servicing Agreement, have the option to purchase the Mortgage Loans and all other property of the Trust Fund at a price equal to the sum of (a) the greater of (1) the aggregate unpaid principal balance of the Mortgage Loans and (2) the fair market value of the Mortgage Loans without regard to accrued interest, (b) interest accrued and unpaid on the Mortgage Loans, (c) any unpaid servicing advances with respect to the Mortgage Loans and (d) the fair market value of all other property of the Trust Fund.

Pricing Prepayment Speed

[21%] constant prepayment rate ("CPR")

Mortgage Loans

The mortgage pool will consist of fixed rate and adjustable rate, first lien, mortgage loans ("Mortgage Loans") having an aggregate stated principal balance as of the Cut-Off Date of $433,795,517.02

- $312,620,145.71 principal balance of fixed rate mortgage loans
- $121,175,371.31 principal balance of adjustable rate mortgage loans

Approximately 12.66% of the aggregate principal balance of the mortgage loans as of the Cut-off Date will be covered by primary mortgage insurance or will be FHA or VA insured.

Total Deal Size

Approximately [$ 598,500,000.00]

Administrative Fees

The Servicers, Master Servicer, Trustee and Custodian will be paid fees aggregating approximately 41.66 bps per annum (payable monthly) on the stated principal balance of the Mortgage Loans.

Servicing Fee

Approximately 39.41 bps per annum on the aggregate principal balance of the mortgage loans, payable monthly.

Master Servicing Fee 1.50 bps per annum of the collateral balance

Trustee Fee 0.50 bps per annum of the collateral balance

Custodian Fee 0.25 bps per annum of the collateral balance

Credit Enhancements

1. Excess interest
2. Over-Collateralization
3. Subordination
4. Reserve Fund

Excess Interest Excess interest cashflow will be available as credit enhancement.

A percentage of Excess Interest ("Available Excess Interest") will be available on each Distribution Date to build Over-Collateralization. For each Distribution Date from [December 2003 to November 2004], Available Excess Interest will equal 50% of Excess Interest (ie.: twelve month 50% "excess spread holiday"); thereafter, Available Excess Interest will equal 100% of Excess Interest. For every Distribution Date, Available Excess Interest will be applied as principal on each Distribution Date in reduction of the Class Principal Balances of the LIBOR Certificates to build and maintain the Over-Collateralization Amount, as described herein. The amount of Available Excess Interest will vary over time based on the prepayment and default experience of the Mortgage Loans, whether the Servicer advances on delinquent Mortgage Loans (including the non-performing Mortgage Loans), and variations in the underlying indices on the Adjustable Rate Mortgage Loans.

Over-Collateralization Available Excess Interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Over-Collateralization or "O/C").

The "Target O/C Amount" or "O/C Target" with respect to any Distribution Date prior to the Stepdown Date is equal to approximately 2.75% of the cutoff date collateral balance. On or after the Stepdown Date and on any Distribution Date for which a Trigger Event is not in effect, the O/C Target is equal to the greater of (i) 5.50% of the current Collateral Balance and (ii) 0.50% of the original Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the O/C Target will be equal to the O/C Target for the immediately preceding Distribution Date.

On the Closing Date, Initial O/C is expected to be approximately 0.25% of the Cut-Off date collateral balance. The O/C Floor will be equal to 0.50% of the Cut-Off Date Balance.

Initial: 0.25% of original balance
Target: 2.75% of original balance before stepdown, greater of 5.50% of currrent balance or 0.50% of original collateral after stepdown
Floor: 0.50% of original balance

Subordination:
[1] includes O/C target

Classes	Rating (F/M/S)	Subordination [1]
Class A	AAA/Aaa /AAA	13.50%
Class M-1	AA/Aa2 /AA	8.25%
Class M-2	AA-/Aa3/AA-	7.25%
Class M-3	A/A2/A	5.50%
Class M-4	A-/A3/A-	4.75%
Class B	BBB+/Baa1/BBB+	2.75%

Initial Class Sizes:

Classes	Rating (F/M/S)	Class Sizes
Class A	AAA/Aaa /AAA	89.00%
Class M-1	AA/Aa2 /AA	5.25%
Class M-2	AA-/Aa3/AA-	1.00%
Class M-3	A/A2/A	1.75%
Class M-4	A-/A3/A-	0.75%
Class B	BBB+/Baa1/BBB+	2.00%

Reserve Fund

A Reserve Fund will be created for the benefit of the LIBOR Certificate holders that will be funded by interest rate cap payments received under the Cap Agreement, as defined herein.

Priority of Funding the Reserve Fund

The Reserve Fund will be funded by interest rate cap payments received under the Cap Agreement for the first 120 Distribution Dates. On a monthly basis, interest rate cap payments received under the Cap Agreement will be paid as follows:

1. To pay any Current Interest Shortfalls on the LIBOR Certificates;
2. To pay any Basis Risk Shortfalls and Unpaid Basis Risk Shortfalls on the LIBOR Certificates;
3. To pay any current period losses;
4. To pay any Deferred Principal Amounts to the Subordinate Certificates;
5. To pay the Reserve Fund any remaining amounts up to the Reserve Fund Target, as defined herein; and
6. To pay any remaining amounts to the holder of the Class X Certificate.

After the Distribution Date in [November 2013] (month 120) the Cap Agreement expires and the Reserve Fund will only be available to the LIBOR Certificate holders to the extent there is a remaining balance in the Reserve Fund.

On a monthly basis, amounts on deposit in the Reserve Fund will be available to absorb portfolio losses. Amounts on deposit in the Reserve Fund will be applied to losses before losses are absorbed by O/C or the LIBOR Certificates.

Reserve Fund Target

The "Reserve Fund Target" with respect to each Distribution Date on or prior to the Distribution Date in [November 2013] (month 120) will be equal to the greater of (1) the O/C Target Balance in effect for such Distribution Date, less the current O/C Amount after giving effect to all distributions and losses for that month and (2) zero.

Accrued Interest	The Certificates will settle flat.
Interest Accrual	Interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date.
Delay Days	0 days, bonds settle flat.
Day Count	With respect to all Certificates, excluding the Class A-IO and Class IO Certificates, Actual/360. With respect to the Class A-IO and Class IO Certificates, 30/360 days.
Due Period	With respect to any Distribution Date is the one-month period beginning on the second day of the calendar month immediately preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.
Registration	The Offered Certificates will be available in book-entry form through DTC.
Denominations	LIBOR Certificates: Minimum of $25,000, and multiples of $1 in excess thereof. Class A-IO Certificates: Minimum of $1,000,000 and multiples of $1 in excess thereof.
Clearing	DTC, Euroclear or Clearstream
Principal Distribution Amount ("PDA")	The Principal Distribution Amount with respect to any Distribution Date will be equal the Principal Remittance Amount for such date minus the O/C Release Amount, if any, for such date.
Principal Remittance Amount	Principal Remittance Amount with respect to any Distribution Date will be equal, in general, to the sum of (i) all principal collected (other than Payaheads) or advanced or otherwise remitted in respect of Monthly Payments on the Mortgage Loans during the related Due Period, (ii) all prepayments in full or in part received during the applicable Prepayment Period, (iii) the portion of the purchase price allocable to principal of each Mortgage Loan that was purchased from the Mortgage Pool during the related Prepayment Period, (iv) the portion of any Substitution Amount allocable to principal paid during the related Prepayment Period, and (v) all Net Liquidation Proceeds and any other recoveries collected and remittances made during the related Prepayment Period, to the extent allocable to principal, as reduced in each case, as provided in the Pooling and Servicing Agreement, by unreimbursed Advances, to the extent allocable to principal and other amounts due to the Master Servicer, the Servicers or the Indenture Trustee and not reimbursed from the Interest Remittance Amount for such Distribution Date.
O/C Release Amount	The Over-collateralization (O/C) Release Amount with respect to any Distribution Date will be equal to the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the amount, if any, by which (i) the Overcollateralization Amount for such date, assuming that 100% of the Principal Remittance Amount for such date is applied on such date to distribution of principal on the LIBOR Certificates, exceeds (ii) the Target O/C Amount for such date.

O/C Amount	The O/C Amount with respect to any Distribution Date will be equal to the amount, if any, by which (x) the Mortgage Balance for such date exceeds (y) the aggregate Class Principal Balance of the LIBOR Certificates after giving effect to distributions on such Distribution Date.
Current O/C Percentage	The Current O/C Percentage with respect to any Distribution Date will be equal to a fraction, expressed as a percentage, the numerator of which is the O/C Amount for such Distribution Date and the denominator of which is the Mortgage Balance for such Distribution Date.
Class F Certificates	On each Distribution Date the Class F Certificates will be entitled to interest on a notional amount equal to the aggregate Principal Balance of the Fixed Rate and Balloon Mortgage Loans plus any ARM loans that had an initial reset period from the Cut-Off Date of greater than forty-eight months for the related Distribution Date at an annual rate equal to the excess, if any, of (a) [3.00%] over (b) actual LIBOR. Such distributions will terminate after the Distribution Date in [November 2007] (the 48th Distribution Date).
Class F Payment Amount	The amount payable by the Trustee to the Class F Certificates on any Distribution Date is referred to as the "Class F Payment Amount." Payment of the Class F Payment Amount on any Distribution Date will reduce amounts that would otherwise be available for distribution to holders of the offered certificates.
Current Interest	Current Interest for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.
Carryforward Interest	Carryforward Interest with respect to each Class of LIBOR Certificates will equal, with respect to any Distribution Date, the amount, if any, by which (i) the sum of (x) Current Interest for such Class for the immediately preceding Distribution Date and (y) any unpaid Carryforward Interest from previous Distribution Dates exceeds (ii) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date.
Net Mortgage Rate	The Net Mortgage Rate with respect to each Mortgage Loan will equal the Mortgage Rate thereon, minus the Administrative Fees.
Coupon Step Up	The margin on the Class A will increase to 1.5x their respective margins on each Distribution Date occurring after the date on which the 35% Auction Call may be exercised. The margin on the Class M and Class B Certificates will increase to 1.5x their respective margins on each Distribution Date occurring after the date on which the 10% optional termination may be exercised.

Available Funds Cap

The "Senior LIBOR Class Available Funds Cap," expressed as a percentage, will equal, for any Distribution Date, (A)(I) (1)(a) the total of interest accrued (whether or not collected or advanced) for the related Due Period on all Mortgage Loans at the applicable Net Mortgage Rates minus (b) the total of interest accrued for the related Accrual Period on all classes of Certificates having a higher priority of distribution than the Class A Certificates multiplied by (2) (a) the ratio, expressed as a percentage, of the Principal Balance of the Class A Certificates, divided by the Principal Balance of the LIBOR Certificates, minus (b) 2.00%, divided by (II) the Class Principal Balance of the Class A Certificates immediately prior to that Distribution Date multiplied by (B) the fraction, expressed as a percentage, the numerator of which is 360 and the denominator of which is the actual number of days in the related Accrual Period.

The "Subordinate LIBOR Class Available Funds Cap," expressed as a percentage, will equal, for any Distribution Date, (A)(1)(a) the total of interest accrued (whether or not collected or advanced) for the related Due Period on all Mortgage Loans at the applicable Net Mortgage Rates minus (b) the total of interest accrued for the related Accrual Period on the Senior Classes divided by (2) the Principal Balance of the Subordinate Classes immediately prior to that Distribution Date multiplied by (B) the fraction, expressed as a percentage, the numerator of which is 360 and the denominator of which is the actual number of days in the related Accrual Period.

Basis Risk Shortfall

To the extent that (a) the amount of interest payable to a Class exceeds (b) its Available Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions.

Unpaid Basis Risk

The Unpaid Basis Risk Shortfall for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Cap Agreement

The LIBOR Certificate holders will benefit from a series of interest rate cap payments pursuant to a cap agreement (the "Cap Agreement"), which is intended to partially mitigate the interest rate risk that could result from the difference between the interest rates on the LIBOR Certificates and the weighted average coupon of the Fixed Rate Mortgage Loans plus any ARM loans that had an initial reset period from the Cut-Off Date of greater than forty-eight months.

Cap Notional Balance
On each Distribution Date, payments under the Cap Agreement will be made based upon a notional balance (the "Cap Notional Balance") equal to an amount initially equal to the approximate aggregate Principal Balance of the Fixed Rate (including fixed rate balloon) Mortgage Loans plus any ARM loans that had an initial reset period from the Cut-Off Date of greater than forty-eight months, which will decline each month on the basis of assumed prepayments of principal at a rate no greater than 18% CPR and the assumption that no defaults or losses occur.

The Cap Agreement will have a strike rate pursuant to the following schedule:

Months	Strike	Cap Ceiling [1]
1-36	3.00%	N/A
37-96	5.00%	10.00%
97-120	7.00%	10.00%

During the first three years of the transaction the LIBOR Certificates will have some protection against any increases in LIBOR greater than the initial strike rate. Any movement in LIBOR between the initial strike rate + 2% will not be covered under the Cap Agreement after month 36. Beginning in month 37 the Trust will have some protection for the next five years against any increases in LIBOR between the initial strike rate + 2% and the initial strike rate + 7%. This will represent a 500 basis point corridor of coverage. Any movement in LIBOR between the initial strike rate + 4% will not be covered under the Cap Agreement after month 96. Beginning in month 97 the Trust will have some protection for the next two years against any increases in LIBOR between the initial strike rate + 4% and the initial strike rate + 7%. This will represent a 300 basis point corridor of coverage. After month 120 (year 10) the Cap Agreement expires.

Excess Cap Amount
To the extent that the notional balance of the Cap Agreement exceeds the aggregate Principal Balance of the Fixed Rate Mortgage Loans plus any ARM loans that had an initial reset period from the Cut-Off Date of greater than forty-eight months, the amount payable under the Cap Agreement in respect of such excess may not be available to the Certificateholders of the Offered Certificates.

Certificate Interest Rates

On each Distribution Date, the Class A Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Auction Call Date, One Month LIBOR plus [%] (the "Class A Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class A Formula Rate"), and (y) the Senior LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-1 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class M-1 Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class M-1 Formula Rate"), and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-2 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class M-2 Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class M-2 Formula Rate"), and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-3 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class M-3 Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class M-3 Formula Rate"), and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class M-4 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class M-4 Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class M-4 Formula Rate"), and (y) the Subordinate LIBOR Class Available Funds Cap.

On each Distribution Date, the Class B Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class B Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class B Formula Rate"), and (y) the Subordinate LIBOR Class Available Funds Cap.

For each Distribution Date, interest will accrue on the LIBOR Certificates at their respective Certificate Interest Rates from the Distribution Date in the month preceding the month of such Distribution Date (or, in the case of the first Distribution Date, from the Closing Date) through the day before such Distribution Date, on an actual/360 basis. There will be no delay days.

Interest-Only Classes

The Class A-IO Certificates and IO Certificates will be entitled to distributions of interest only and will accrue interest on a 30/360 basis. The Class A-IO will accrue interest at the lesser of (A) 4.00% and (B) the weighted average Mortgage Rate of the Mortgage Loans minus on a percentage basis (i) the Administrative Fees (ii) the Class F Payment and (iii) the strip IO based on a Notional Amount equal to the lesser of the pool balance and the following schedule:

Distribution Date	Approximate Notional Amount	Coupon [1]
1-6	$165,000,000	4.00%
7-9	$135,000,000	4.00%
10-18	$120,000,000	4.00%
19-22	$90,000,000	4.00%
23-25	$60,000,000	4.00%
26-29	$30,000,000	4.00%
30	$24,000,000	4.00%
31+	$0	0%

[1] Subject to the calculation in the preceding paragraph

The Class A-IO will not be entitled to distributions of any kind after the 30th Distribution Date.

The Class IO will accrue interest based on a notional balance equal to the mortgage loan balance at the beginning of the related Due Period. The initial approximate Notional Amount for the Class IO Certificates is [$598,500,000.00] The per annum coupon for each Distribution Date for the Class IO will follow the following schedule:

Distribution Date	Coupon
1-6	0.600%
7-12	0.500%
13+	0.400%

Realized Losses

If a Mortgage Loan becomes a liquidated loan and the net liquidation proceeds relating thereto and allocated to principal are less than the principal balance on such Mortgage Loan, the amount of such insufficiency is a "Realized Loss". Realized Losses will, in effect, be absorbed by (1) Available Excess Interest, (2) reduction of Reserve Fund and (3) reduction of over-collerateralization. Following the reduction of any Over-Collateralization to zero, all allocable Realized Losses will be applied in reverse sequential order, beginning with the Class B Certificates and ending with the Class M-1 Certificates. The balance of the Class A Certificates will not be reduced by Realized Losses.

Deferred Principal Amount

The "Deferred Principal Amount" with respect to each Class of Subordinate Certificates and each Distribution Date will be equal to the amount by which (x) the aggregate of applied Realized Losses previously applied in reduction of the Class Principal Balance thereof, together with interest thereon at the applicable Interest Rate, exceeds (y) the aggregate of amounts previously distributed in reimbursement of such Realized Losses, plus accrued interest.

Principal Payment Priority

Distributions of principal on the LIBOR Certificates will be made on each Distribution Date in an aggregate amount equal to the Principal Distribution Amount for such Distribution Date. The Class IO Certificates and the Class A-IO Certificates will not be entitled to receive any distributions of principal.

Prior to the Step Down Date, and whenever a Trigger Event is in effect, all principal will be paid to the Class A Certificates on a pro-rata basis. Principal will then be allocated sequentially to the, M-1, M-2, M-3, M-4, and B Certificates.

Interest Payment Priority

The Interest Rates for Classes A, M-1, M-2, M-3, M-4, and B (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR, plus their respective margins and (ii) the applicable Available Funds Cap (as defined herein).

On each Distribution Date, the interest remittance amount for such date will be distributed in the following order of priority:

1. To pay the Servicing Fee, Master Servicing Fee, the Custodian Fee and the Trustee Fee;
2. To pay the Class F Payment Amount to the Class F Certificates;
3. To pay Current Interest and Carryforward Interest to the Class IO Certificates;
4. To pay Current Interest and Carryforward Interest to the Class A-IO Certificates;
5. To pay Current Interest and Carryforward Interest to the Class A Certificates;
6. To pay Current Interest and Carryforward Interest to Classes M-1, M-2, M-3, M-4, and B (the "Subordinate Classes"), sequentially;
7. To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Pooling and Servicing Agreement;
8. Any interest remaining after the application of (1) through (7) above will be deemed Excess Interest for such Distribution Date. Available Excess Interest will be distributed as principal as follows: (i) prior to the Stepdown Date or on any Distribution Date a Trigger Event is in effect Available Excess Interest will be distributed concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class A, and then sequentially to Classes M-1, M-2, M-3, M-4, and B to maintain the Overcollateralization Target, and (ii) on or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, Available Excess Interest will be distributed concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, pro-rata to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, and Class B to maintain the Overcollateralization Target;
9. To pay sequentially to the Classes A, M-1, M-2, M-3, M-4, and B any Current Interest Shortfalls, to the extent of amounts received under the Cap Agreement [(1)];
10. To pay to the Class A any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent of Available Excess Interest and any amounts received under the Cap Agreement [(1)];
11. To pay sequentially to Classes M-1, M-2, M-3, M-4, and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent of Available Excess Interest and any amounts received under the Cap Agreement [(1)];
12. To the extent of any remaining amounts received under the Cap Agreement, the amount of any losses on the Mortgage Loans in the priority specified in clause 9 above [(1)];
13. To pay sequentially to Classes M-1, M-2, M-3, M-4, and B, any Deferred Principal Amounts, to the extent of Available Excess Interest and any amounts received under the Cap Agreement [(1)];
14. To the Reserve Fund any remaining cap payments received under the Cap Agreement up to the Reserve Fund Target Amount[(1)];
15. To pay remaining amounts to the holder of the Class X Certificate [(1)].

(1) Cap payments received under the Cap Agreement will be allocated in steps (9), (10), (11), (12), (13), (14), and (15), in that order of priority.

TRIGGER EVENT

Is in effect on a Distribution Date if any one of the following conditions exist as of the last day of the immediately preceding collection period:

i. The "Delinquency Rate" exceeds [14%]; or
ii. The aggregate amount of realized losses incurred since the Cut-off Date through the last day of such preceding collection period divided by the initial pool balance exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring	**Loss Percentage**
December 2006 – November 2007	[2.20%] with respect to December 2006, plus an additional 1/12th of [0.55%] for each month thereafter
December 2007 – November 2008	[2.75%] with respect to December 2007, plus an additional 1/12th of [0.36%] for each month thereafter
December 2008 – November 2009	[3.11%] with respect to December 2008, plus an additional 1/12th of [0.14%] for each month thereafter
December 2009 and thereafter	[3.25%]

Step Down Date

The later to occur of (a) the Distribution Date in December 2006, (b) the first Distribution Date on which the aggregate principal balance is less than or equal to 50.00% of the Cut-off Date Mortgage Balance, or (c) the first Distribution Date on which the subordination levels of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, and Class B Certificates reaches two times the initial subordination as outlined on page 8.

On or after the Step Down Date and as long as a Trigger Event is not in effect, all principal will be paid pro-rata to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, and Class B Certificates, as needed to build and maintain the required Target O/C Amount.

Delinquency Rate

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

Class A-IO Notional Balance Schedule

The Class A-IO Notional Balance Schedule will be as set out herein.

Prospectus

The Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Complete information with respect to the Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Certificates may not be consummated unless the purchaser has received the Prospectus.

Mortgage Loan Tables

The following tables describe the mortgage loans and the related mortgaged properties as of the close of business on the Cut-off Date. The sum of the columns below may not equal the total indicated due to rounding.

Prepayment Sensitivity Analysis:

Sensitivity Analysis – To Maturity					
Prepayment Assumption	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	4.94	3.74	2.87	2.27	1.83
Principal # Months	294	244	206	172	145
Principal Window	Dec03 - May28	Dec03 - Mar24	Dec03 - Jan21	Dec03 - Mar18	Dec03 - Dec15
Class M-1					
Avg. Life (yrs)	9.33	7.14	6.3	5.71	5.28
Principal # Months	246	208	170	136	108
Principal Window	Dec03 - May28	Dec03 - Mar24	Dec03 - Jan21	Dec03 - Mar18	Dec03 - Dec15
Class M-2					
Avg. Life (yrs)	9.33	7.14	6.3	5.71	5.28
Principal # Months	246	208	170	136	108
Principal Window	Dec03 - May28	Dec03 - Mar24	Dec03 - Jan21	Dec03 - Mar18	Dec03 - Dec15
Class M-3					
Avg. Life (yrs)	9.33	7.14	6.3	5.71	5.28
Principal # Months	246	208	170	136	108
Principal Window	Dec03 - May28	Dec03 - Mar24	Dec03 - Jan21	Dec03 - Mar18	Dec03 - Dec15
Class M-4					
Avg. Life (yrs)	9.33	7.14	6.3	5.71	5.28
Principal # Months	246	208	170	136	108
Principal Window	Dec03 - May28	Dec03 - Mar24	Dec03 - Jan21	Dec03 - Mar18	Dec03 - Dec15
Class B					
Avg. Life (yrs)	9.33	7.14	6.3	5.71	5.28
Principal # Months	246	208	170	136	108
Principal Window	Dec03 - May28	Dec03 - Mar24	Dec03 - Jan21	Dec03 - Mar18	Dec03 - Dec15

(1) **100% of the Prepayment Assumption is equal to the Certificate Pricing Prepayment Speed as defined on page 6.**

Prepayment Sensitivity Analysis:

Sensitivity Analysis – To 10% Call					
Prepayment Assumption [(1)]	50%	75%	**100%**	125%	150%
Avg. Life (yrs)	4.65	3.47	2.66	2.11	1.72
Principal # Months	159	120	94	76	64
Principal Window	Dec03 - Feb17	Dec03 - Nov13	Dec03 - Sep11	Dec03 - Mar10	Dec03 - Mar09
Class M-1					
Avg. Life (yrs)	8.63	6.48	5.61	4.99	4.53
Principal # Months	111	84	58	40	27
Principal Window	Dec03 - Feb17	Dec03 - Nov13	Dec03 - Sep11	Dec03 - Mar10	Dec03 - Mar09
Class M-2					
Avg. Life (yrs)	8.63	6.48	5.61	4.99	4.53
Principal # Months	111	84	58	40	27
Principal Window	Dec03 - Feb17	Dec03 - Nov13	Dec03 - Sep11	Dec03 - Mar10	Dec03 - Mar09
Class M-3					
Avg. Life (yrs)	8.63	6.48	5.61	4.99	4.53
Principal # Months	111	84	58	40	27
Principal Window	Dec03 - Feb17	Dec03 - Nov13	Dec03 - Sep11	Dec03 - Mar10	Dec03 - Mar09
Class M-4					
Avg. Life (yrs)	8.63	6.48	5.61	4.99	4.53
Principal # Months	111	84	58	40	27
Principal Window	Dec03 - Feb17	Dec03 - Nov13	Dec03 - Sep11	Dec03 - Mar10	Dec03 - Mar09
Class B					
Avg. Life (yrs)	8.63	6.48	5.61	4.99	4.53
Principal # Months	111	84	58	40	27
Principal Window	Dec03 - Feb17	Dec03 - Nov13	Dec03 - Sep11	Dec03 - Mar10	Dec03 - Mar09

(1) **100% of the Prepayment Assumption is equal to the Certificate Pricing Prepayment Speed as defined on page 6.**

A-IO Sensitivity Analysis:

A-IO Sensitivity Analysis (1)	
Price (%)(2)	Yield (%)
5.55608	12.72
5.60608	11.70
5.65608	10.69
5.70608	9.71
5.75608	8.74
5.80608	7.78
5.85608	6.85
5.90608	5.93
5.95608	5.02
6.00608	4.13
6.05608	**3.25**
6.10608	2.39
6.15608	1.54
6.20608	0.70
6.25608	(0.12)
6.30608	(0.94)
6.35608	(1.73)
6.40608	(2.52)
6.45608	(3.30)
6.50608	(4.06)
6.55608	(4.81)
WAL	1.56
Mod Duration	0.95

1. Assumes prepayments occur at 21% CPR.
2. These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
3. Assumes a price of 6.05608% plus accruedinterest.

Per Annum Excess Interest [(1)]:

Distribution Period	Available Excess Interest (%) (%) [(1)(2)]	Distribution Period	Available Excess Interest (%) (%) [(1)(2)]	Distribution Period	Available Excess Interest (%) (%) [(1)(2)]
1	4.15%	35	3.47%	69	4.59%
2	2.10%	36	3.36%	70	4.59%
3	2.08%	37	3.47%	71	4.66%
4	2.25%	38	3.29%	72	4.59%
5	1.99%	39	3.29%	73	4.67%
6	2.07%	40	3.62%	74	4.60%
7	2.24%	41	3.28%	75	4.60%
8	2.21%	42	3.24%	76	4.81%
9	2.07%	43	3.12%	77	4.60%
10	2.17%	44	3.24%	78	4.67%
11	2.26%	45	3.11%	79	4.60%
12	2.12%	46	3.11%	80	4.68%
13	2.31%	47	3.23%	81	4.61%
14	2.18%	48	3.11%	82	4.60%
15	2.16%	49	4.72%	83	4.63%
16	2.45%	50	4.65%	84	4.56%
17	2.10%	51	4.65%	85	4.63%
18	2.19%	52	4.79%	86	4.56%
19	2.35%	53	4.65%	87	4.57%
20	2.43%	54	4.72%	88	4.78%
21	2.30%	55	4.60%	89	4.57%
22	2.29%	56	4.66%	90	4.64%
23	2.75%	57	4.58%	91	4.57%
24	2.63%	58	4.59%	92	4.64%
25	2.73%	59	4.66%	93	4.58%
26	2.97%	60	4.59%	94	4.58%
27	2.96%	61	4.66%		
28	3.29%	62	4.59%		
29	2.94%	63	4.59%		
30	3.13%	64	4.80%		
31	3.35%	65	4.59%		
32	3.46%	66	4.66%		
33	3.36%	67	4.59%		
34	3.36%	68	4.66%		

1. **Assumes no losses, 10% cleanup call, 21% CPR and [12/10/03] settlement date.**
2. **Excess Interest is equal to (A) the product of (1) interest remaining after payment of Current Interest on Classes F, A, A-IO, IO, M-1, M-2, M-3, M-4, and B and (2) 12, divided by (B) the principal balance of Classes A, M-1, M-2, M-3, M-4, and B.**
3. **Available Excess Interest will be equal to 50% of Excess Interest for the first 12 Distribution Dates. 100% of Excess Interest will be applied to losses and Basis Risk Shortfalls for all Distribution Dates.**

Aggregate Outstanding Principal Balance		$433,795,517	
Aggregate Original Principal Balance		$577,498,334	
Number of Mortgage Loans		4,811	
	Minimum	**Maximum**	**Average**[1]
Original Principal Balance	$6,000	$4,350,000	$120,037
Outstanding Principal Balance	$2,028	$1,840,000	$90,167
	Minimum	**Maximum**	**Weighted Average**[2]
Original Term (mos)	33	516	309
Stated remaining Term (mos)	1	479	225
Loan Age (mos)	0	353	84
Current Interest Rate	0.000%	18.250%	7.491%
Periodic Rate Cap[3][4]	0.500%	5.000%	1.649%
Gross Margin[3]	0.000%	10.773%	3.238%
Maximum Mortgage Rate[3][4]	3.935%	30.000%	13.489%
Minimum Mortgage Rate[3][4]	0.002%	14.380%	6.523%
Months to Roll[3]	1	116	18
Current Loan-to-Value	1.06%	124.99%	66.17%
Credit Score[4]	420	839	654
	Earliest	**Latest**	
Maturity Date	11/03/03	08/01/43	

Lien Position	**Percent of Mortgage Pool**	**Year of Origination**	**Percent of Mortgage Pool**
1st Lien	100.00%	1984 and prior	5.46%
		1985	0.82
Loan Type		1986	1.59
Fixed Rate	72.07%	1987	2.25
ARM	27.93	1988	2.56
		1989	1.32
Occupancy		1990	1.69
Primary	83.37%	1991	0.94
Investment	15.37	1992	3.04
Second Home	1.26	1993	20.26
		1994	7.50
		1995	2.76
		1996	1.47
Property Type		1997	2.20
Single Family	70.40%	1998	4.78
Planned Unit Development	5.46	1999	6.88
Condominium	5.06	2000	4.41
Single Family (other)[5]	4.80	2001	5.10
2-4 Family	4.23	2002	8.83
Commercial (other)[6]	3.49	2003	16.14
Mixed-Use	1.64		
Multi-Family	1.62	**Loan Purpose**	
Agricultural	0.93	Purchase	49.65%
Industrial	0.89	Rate/Term Refinance	30.03
Retail	0.88	Cashout Refinance	20.32
Office	0.60		

1) Sum of Principal Balance divided by total number of loans.
2) Weighted by Outstanding Principal Balance.
3) ARM loans only.
4) Minimum and Weighting only for loans with values.
5) Includes cooperatives, undeveloped residential land, mobile housing, manufactured housing, duplexes and townhouses.
6) Includes day care centers, nursing homes, funeral homes, golf courses, hotels, motels, restaurants, undeveloped commercial land, warehouses, marinas, self storage facilities, auto repair centers, auto sales centers, gas stations, car washes and mobile home parks.

Category	A/Alt A	Insured	Subprime	Total
Percent of Total	**46.75%**	**9.23%**	**44.02%**	**100.00%**
Fixed	68.22%	88.49%	72.71%	72.07%
ARM	31.78%	11.51%	27.29%	27.93%
Current Balance	$202,805,125	$40,047,588	$190,942,804	$433,795,517
Loan Count	1,813	602	2,396	4,811
Average Balance	$111,862	$66,524	$79,692	$90,167
%=>$200,000	52.63%	26.77%	34.84%	42.41%
%=>$500,000	11.27%	0.00%	7.18%	8.43%
Gross WAC	6.693%	7.506%	8.335%	7.491%
WAM (mos)	219	276	220	225
WA Age (mos)	94	73	76	84
WA Orig. Term (mos)	313	349	296	309
Balloon	4.38%	1.57%	7.88%	5.66%
Fully Amortizing	95.62%	98.43%	92.12%	94.34%
First Lien	100.00%	100.00%	100.00%	100.00%
WA FICO (non-zero)	733	584	574	654
% below 640	0.00%	78.49%	81.52%	43.13%
WA Current LTV	61.97%	84.81%	66.73%	66.17%
WA Margin[(1)]	2.511%	2.585%	4.196%	3.238%
WA Lifetime Cap (non-zero)[(1)]	12.697%	12.750%	14.586%	13.489%
WA Next Rate Adj.(mos)[(1)]	23	16	12	18
Property Type:				
Single-Family Dwelling	70.30%	78.59%	68.79%	70.40%
2-4 Family Dwelling	4.55%	2.57%	4.23%	4.23%
Condo	5.97%	6.09%	3.88%	5.06%
PUD	5.57%	9.52%	4.48%	5.46%
Small Balance Comm.	6.47%	0.05%	8.55%	6.79%
Multi-Family	1.92%	0.00%	1.64%	1.62%
Mixed Use	0.45%	0.00%	3.25%	1.64%
Co-op	0.37%	0.19%	0.07%	0.22%
Other	4.39%	2.99%	5.11%	4.58%
Occupancy Status:				
Owner Occupied	83.02%	91.21%	82.09%	83.37%
Investor Property	15.68%	6.91%	16.82%	15.37%
Second Home	1.30%	1.87%	1.09%	1.26%
Loan Purpose:				
Purchase Money	48.03%	75.12%	46.03%	49.65%
Cash Out/Refinance	20.08%	3.27%	24.16%	20.32%
Rate Term/Refinance	31.89%	21.61%	29.81%	30.03%
Insurance:				
FHA/VA	0.00%	46.88%	0.00%	4.33%
Conventional MI	7.34%	53.12%	0.00%	8.34%
Non-MI	92.66%	0.00%	100.00%	87.34%
States > 5% of Total:				
California	25.91%	9.41%	17.13%	20.52%
Texas	6.22%	8.40%	12.29%	9.09%
Florida	5.57%	8.76%	8.81%	7.29%
New York	6.28%	3.14%	6.76%	6.20%
New Jersey	4.17%	5.85%	6.39%	5.30%
Other	51.85%	64.44%	48.62%	51.59%
Delinquency Status:				
Current	100.00%	70.54%	85.12%	90.73%
30-59 days	0.00%	29.46%	14.88%	9.27%
Index:[(1)]				
1 Year US Treasury	28.82%	84.82%	28.55%	30.83%
Prime Rate	10.20%	0.00%	30.54%	18.56%
COFI	24.71%	8.01%	10.14%	17.81%
6 Month LIBOR	7.72%	0.00%	24.18%	14.50%
1 Year LIBOR	12.88%	5.46%	0.13%	7.12%
1 Month LIBOR	6.22%	0.00%	1.99%	4.17%
5 Year US Treasury	3.75%	0.00%	0.38%	2.16%
6 Month US Treasury	2.52%	0.00%	1.36%	1.92%
3 Year US Treasury	1.11%	1.71%	2.33%	1.66%
Other	2.08%	0.00%	0.39%	1.27%

(1) For Adjustable Rate Loans only.

Original Principal Balances of the Mortgage Loans

Original Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6,0000.00 to 49,999.99	1,778	$36,965,671.28	8.52%	9.195%	$20,790.59	612	66.21%
50,000.00 to 99,999.99	1,336	73,290,728.66	16.90	8.066	54,858.33	609	71.88
100,000.00 to 149,999.99	558	57,637,653.92	13.29	7.768	103,293.29	619	74.77
150,000.00 to 199,999.99	238	35,481,540.81	8.18	7.528	149,082.10	641	74.18
200,000.00 to 249,999.99	225	38,696,257.98	8.92	7.087	171,983.37	663	64.98
250,000.00 to 299,999.99	182	36,349,390.54	8.38	6.779	199,721.93	661	64.18
300,000.00 to 349,999.99	140	32,618,320.08	7.52	7.204	232,988.00	691	57.87
350,000.00 to 399,999.99	127	31,685,042.57	7.30	7.283	249,488.52	690	57.24
400,000.00 to 449,999.99	80	23,008,103.58	5.30	6.890	287,601.29	704	58.46
450,000.00 to 499,999.99	46	14,155,056.27	3.26	7.134	307,718.61	704	61.58
500,000.00 to 549,999.99	30	11,316,564.59	2.61	6.216	377,218.82	721	62.10
550,000.00 to 599,999.99	18	7,275,946.98	1.68	7.734	404,219.28	667	55.27
600,000.00 to 649,999.99	19	8,867,650.27	2.04	6.360	466,718.44	712	58.65
650,000.00 to 699,999.99	5	2,485,718.74	0.57	5.131	497,143.75	776	57.99
700,000.00 to 749,999.99	2	1,236,404.03	0.29	6.549	618,202.02	778	63.52
750,000.00 to 799,999.99	7	5,124,215.44	1.18	9.264	732,030.78	600	65.58
800,000.00 to 849,999.99	5	2,688,588.48	0.62	7.001	537,717.70	730	41.69
850,000.00 to 899,999.99	1	738,329.41	0.17	7.125	738,329.41	817	47.94
950,000.00 to 999,999.99	4	2,143,569.08	0.49	8.374	535,892.27	676	67.18
1,100,000.00 to 1,149,999.99	2	2,083,174.38	0.48	5.054	1,041,587.19	794	67.88
1,250,000.00 to 1,299,999.99	1	1,250,000.00	0.29	2.870	1,250,000.00	764	62.50
1,300,000.00 to 1,349,999.99	1	1,290,400.99	0.30	4.083	1,290,400.99	661	77.73
1,450,000.00 to 1,499,999.99	1	1,522,752.24	0.35	4.250	1,522,752.24	616	101.52
1,500,000.00 to 1,549,999.99	1	677,674.37	0.16	7.250	677,674.37	509	45.18
1,800,000.00 to 1,849,999.99	2	3,298,367.71	0.76	6.535	1,649,183.86	700	60.31
2,000,000.00 to 4,350,000.00	2	1,908,394.62	0.44	6.339	954,197.31	783	54.34
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

As of the Cut-off Date, the average Original Principal Balance of the Mortgage Loans is approximately $120,037.

Principal Balances of the Mortgage Loans as of the Cut-off Date

Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
2,027.76 to 49,999.99	2,361	$57,116,521.14	13.17%	8.416%	$24,191.67	627	60.76%
50,000.00 to 99,999.99	1,060	74,875,175.97	17.26	7.915	70,636.96	614	71.21
100,000.00 to 149,999.99	530	64,789,600.82	14.94	7.669	122,244.53	640	66.67
150,000.00 to 199,999.99	306	53,029,175.43	12.22	7.377	173,297.96	672	63.59
200,000.00 to 249,999.99	177	39,476,550.90	9.10	7.198	223,031.36	647	65.09
250,000.00 to 299,999.99	135	37,054,058.29	8.54	6.972	274,474.51	678	67.11
300,000.00 to 349,999.99	89	28,480,474.82	6.57	7.394	320,005.34	674	64.11
350,000.00 to 399,999.99	52	19,375,801.25	4.47	6.984	372,611.56	696	69.47
400,000.00 to 449,999.99	36	15,284,270.42	3.52	7.109	424,563.07	695	68.00
450,000.00 to 499,999.99	16	7,732,259.30	1.78	6.749	483,266.21	688	71.57
500,000.00 to 549,999.99	12	6,236,925.28	1.44	6.973	519,743.77	660	65.12
550,000.00 to 599,999.99	5	2,883,722.32	0.66	6.125	576,744.46	707	54.24
600,000.00 to 649,999.99	12	7,488,024.14	1.73	6.207	624,002.01	743	63.27
650,000.00 to 699,999.99	2	1,346,937.72	0.31	7.436	673,468.86	526	44.90
700,000.00 to 749,999.99	6	4,391,506.70	1.01	9.210	731,917.78	644	65.02
750,000.00 to 799,999.99	2	1,529,481.31	0.35	7.313	764,740.66	681	62.68
800,000.00 to 849,999.99	1	800,000.00	0.18	7.250	800,000.00	762	40.00
950,000.00 to 999,999.99	1	995,084.54	0.23	5.250	995,084.54	809	72.11
1,050,000.00 to 1,099,999.99	1	1,088,089.84	0.25	4.875	1,088,089.84	781	64.01
1,150,000.00 to 1,199,999.99	1	1,189,859.56	0.27	9.280	1,189,859.56	618	99.06
1,250,000.00 to 1,299,999.99	3	3,810,877.32	0.88	3.741	1,270,292.44	735	70.35
1,450,000.00 to 1,499,999.99	1	1,458,367.71	0.34	6.580	1,458,367.71	720	49.60
1,500,000.00 to 1,549,999.99	1	1,522,752.24	0.35	4.250	1,522,752.24	616	101.52
1,800,000.00 to 1,840,000.00	1	1,840,000.00	0.42	6.500	1,840,000.00	685	68.79
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

As of the Cut-off Date, the average Principal Balance of the Mortgage Loans is approximately $90,167.

Mortgage Rates of the Mortgage Loans as of the Cut-off Date

Mortgage Rates(%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.00 to 0.99	6	$282,238.55	0.07%	0.000%	$47,039.76	716	49.33%
1.00 to 1.99	4	109,600.18	0.03	1.103	27,400.05	665	33.59
2.00 to 2.99	9	1,467,859.14	0.34	2.819	163,095.46	748	60.46
3.00 to 3.99	230	12,131,931.00	2.80	3.608	52,747.53	686	64.42
4.00 to 4.99	512	55,748,482.76	12.85	4.463	108,883.76	699	66.04
5.00 to 5.99	316	33,011,625.64	7.61	5.422	104,467.17	692	67.13
6.00 to 6.99	418	51,794,721.27	11.94	6.524	123,910.82	688	61.26
7.00 to 7.99	795	129,065,519.32	29.75	7.444	162,346.57	667	60.41
8.00 to 8.99	748	51,421,240.77	11.85	8.451	68,744.97	612	72.07
9.00 to 9.99	589	41,012,730.15	9.45	9.467	69,631.12	608	73.36
10.00 to 10.99	459	26,265,944.37	6.05	10.424	57,224.28	588	73.35
11.00 to 11.99	366	19,301,590.20	4.45	11.492	52,736.59	588	75.58
12.00 to 12.99	221	7,780,566.06	1.79	12.319	35,206.18	591	74.88
13.00 to 13.99	105	3,434,580.38	0.79	13.499	32,710.29	574	60.74
14.00 to 14.99	24	751,999.51	0.17	14.439	31,333.31	605	64.78
15.00 to 15.99	2	51,522.59	0.01	15.677	25,761.30	557	59.00
16.00 to 16.99	5	122,123.14	0.03	16.433	24,424.63	565	46.86
17.00 to 17.99	1	22,581.53	0.01	17.000	22,581.53	509	75.27
18.00 to 18.25	1	18,660.46	0.00	18.250	18,660.46	558	17.44
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans is approximately 7.49% per annum.

Original Loan-to-Value Ratios of the Mortgage Loans

Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.20 to 10.00	5	$61,536.93	0.01%	5.150%	$12,307.39	659	14.15%
10.01 to 20.00	16	601,089.77	0.14	7.204	37,568.11	624	9.50
20.01 to 30.00	44	3,766,197.00	0.87	7.054	85,595.39	678	21.28
30.01 to 40.00	69	8,029,658.44	1.85	7.460	116,371.86	677	33.16
40.01 to 50.00	143	15,524,337.80	3.58	7.842	108,561.80	660	38.34
50.01 to 60.00	283	35,037,105.26	8.08	7.789	123,806.03	659	49.76
60.01 to 70.00	439	59,375,792.20	13.69	7.368	135,252.37	672	54.64
70.01 to 80.00	1,075	135,114,981.92	31.15	7.269	125,688.36	669	63.85
80.01 to 90.00	733	64,359,591.42	14.84	8.016	87,802.99	627	77.09
90.01 to 95.00	488	28,342,027.60	6.53	7.773	58,077.93	631	83.49
95.01 to 100.00	1,315	66,086,824.85	15.23	7.548	50,256.14	639	80.11
100.01 to 105.00	82	5,292,712.23	1.22	7.838	64,545.27	627	87.74
105.01 to 110.00	25	2,046,791.13	0.47	5.831	81,871.65	582	90.92
110.01 to 115.00	15	1,136,510.97	0.26	6.700	75,767.40	683	78.40
115.01 to 120.00	21	1,817,284.13	0.42	5.402	86,537.34	620	95.82
120.01 to 125.00	12	2,008,104.93	0.46	4.050	167,342.08	738	80.55
125.01 to 130.00	8	807,799.41	0.19	4.536	100,974.93	647	88.66
130.01 to 140.00	11	745,728.87	0.17	6.486	67,793.53	623	100.80
140.01 to 150.00	27	3,641,442.16	0.84	5.943	134,868.23	599	82.07
Total:	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

The minimum and maximum Original Loan-to-Value Ratios of the Mortgage Loans with Original Loan-to-Value Ratios are approximately 5.20% and 150.00%, respectively, and the weighted average Original Loan-to-Value Ratio of the Mortgage Loans with Original Loan-to-Value Ratios is approximately 79.30%.

Current Loan-to-Value Ratios of the Mortgage Loans

Current Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1.06 to 10.00	101	$1,692,903.84	0.39%	6.230%	$16,761.42	710	6.61%
10.01 to 20.00	266	7,786,101.54	1.79	7.340	29,271.06	712	15.68
20.01 to 30.00	414	23,538,590.09	5.43	7.165	56,856.50	712	25.25
30.01 to 40.00	451	32,671,148.23	7.53	7.133	72,441.57	689	35.38
40.01 to 50.00	440	32,684,135.80	7.53	7.330	74,282.13	649	45.73
50.01 to 60.00	582	58,359,154.63	13.45	7.425	100,273.46	669	55.69
60.01 to 70.00	672	85,571,206.36	19.73	7.273	127,338.10	671	65.44
70.01 to 80.00	651	78,524,355.33	18.10	7.329	120,621.13	647	75.73
80.01 to 90.00	550	48,488,074.65	11.18	8.049	88,160.14	620	85.92
90.01 to 95.00	315	24,026,349.68	5.54	8.359	76,274.13	608	93.26
95.01 to 100.00	211	25,015,747.51	5.77	8.102	118,558.05	634	97.79
100.01 to 105.00	60	6,600,415.29	1.52	7.195	110,006.92	591	102.39
105.01 to 110.00	34	3,114,302.48	0.72	7.547	91,597.13	585	107.32
110.01 to 115.00	29	2,542,203.50	0.59	8.142	87,662.19	567	111.96
115.01 to 120.00	18	1,317,058.89	0.30	8.129	73,169.94	547	117.06
120.01 to 124.99	17	1,863,769.20	0.43	7.065	109,633.48	545	123.09
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

As of the Cut-off Date, the weighted average Current Loan-to-Value Ratio of the Mortgage Loans with Current Loan-to-Value Ratios is approximately 66.17%.

Delinquency Status of the Mortgage Loans

Delinquency Status (days)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 29	4,230	$393,586,167.65	90.73%	7.386%	$93,046.38	662	65.24%
30 to 59	581	40,209,349.37	9.27	8.514	69,207.14	571	75.29
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

Number of 30-Day Delinquencies of the Mortgage Loans in the Past 12 Months

30-Day Delinquencies	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0	3,024	$287,918,585.77	66.37%	7.219%	$95,211.17	689	62.29%
1	409	40,417,112.63	9.32	7.444	98,819.35	636	71.43
2	247	19,294,866.96	4.45	7.923	78,116.87	614	72.69
3	161	11,553,629.62	2.66	7.998	71,761.67	597	76.09
4	128	9,931,446.85	2.29	7.956	77,589.43	575	71.85
5	124	9,428,768.45	2.17	8.157	76,038.46	563	70.96
6	106	6,843,173.55	1.58	8.235	64,558.24	558	73.23
7	116	9,475,577.84	2.18	8.426	81,686.02	548	76.19
8	136	11,325,747.93	2.61	8.536	83,277.56	551	73.74
9	107	9,336,880.36	2.15	8.039	87,260.56	554	81.59
10	109	7,383,969.04	1.70	9.228	67,742.84	539	76.67
11	83	6,455,685.52	1.49	8.384	77,779.34	537	77.51
12	61	4,430,072.50	1.02	8.791	72,624.14	539	75.11
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

Number of 60-Day Delinquencies of the Mortgage Loans in the Past 12 Months

60-Day Delinquencies	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0	3,987	$367,670,961.38	84.76%	7.326%	$92,217.45	671	64.41%
1	272	21,506,064.29	4.96	8.657	79,066.41	571	73.76
2	165	13,025,517.40	3.00	8.052	78,942.53	562	77.69
3	100	7,611,966.46	1.75	8.655	76,119.66	547	76.56
4	62	4,365,285.81	1.01	8.232	70,407.84	552	72.72
5	73	5,999,948.33	1.38	8.554	82,191.07	549	76.54
6	36	4,358,909.35	1.00	7.493	121,080.82	569	84.01
7	42	3,364,565.83	0.78	8.657	80,108.71	543	71.30
8	38	3,288,356.12	0.76	8.248	86,535.69	543	77.23
9	19	1,433,481.53	0.33	8.813	75,446.40	542	88.64
10	8	612,790.75	0.14	7.599	76,598.84	552	60.29
11	8	440,524.03	0.10	10.269	55,065.50	542	87.84
12	1	117,145.74	0.03	7.625	117,145.74	551	45.06
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

Number of 90-Day Delinquencies of the Mortgage Loans in the Past 12 Months

90-Day Delinquencies	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0	4,483	$406,510,001.25	93.71%	7.440%	$90,678.12	661	65.40%
1	129	9,105,890.38	2.10	8.108	70,588.30	551	78.07
2	57	3,806,063.49	0.88	9.166	66,773.04	544	76.46
3	33	2,781,643.09	0.64	8.736	84,292.21	557	74.00
4	35	4,543,895.66	1.05	8.831	129,825.59	562	73.82
5	18	2,668,413.60	0.62	6.140	148,245.20	588	89.87
6	19	1,624,585.65	0.37	7.514	85,504.51	536	71.69
7	16	1,010,187.54	0.23	8.273	63,136.72	543	78.21
8	14	1,325,014.64	0.31	9.076	94,643.90	550	87.09
9	6	372,374.51	0.09	6.620	62,062.42	577	62.18
10	1	47,447.21	0.01	7.125	47,447.21	499	73.00
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

Original Terms to Maturity of the Mortgage Loans

Original Terms to Maturity (in months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
33 to 59	4	$491,450.55	0.11%	9.242%	$122,862.64	636	82.17%
60 to 119	165	19,068,092.50	4.40	7.312	115,564.20	657	77.41
120 to 179	281	9,262,110.60	2.14	9.646	32,961.25	627	64.30
180 to 239	840	70,706,976.50	16.30	8.183	84,174.97	665	46.54
240 to 299	310	16,589,167.48	3.82	8.004	53,513.44	639	63.35
300 to 359	270	20,164,952.55	4.65	6.894	74,685.01	661	72.12
360 to 419	2,913	291,685,531.97	67.24	7.326	100,132.35	650	69.92
420 to 479	6	408,511.12	0.09	7.668	68,085.19	669	85.87
480 to 516	22	5,418,723.75	1.25	4.756	246,305.63	753	67.76
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

As of the Cut-off Date, the weighted average original term to maturity of the Mortgage Loans is approximately 309 months.

Remaining Terms to Maturity of the Mortgage Loans as of the Cut-off Date

Remaining Terms to Maturity (in months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1 to 59	762	$29,992,808.48	6.91%	7.614%	$39,360.64	680	54.42%
60 to 119	954	59,198,310.98	13.65	7.554	62,052.74	681	44.71
120 to 179	928	57,142,308.56	13.17	7.502	61,575.76	651	63.80
180 to 239	441	56,450,604.00	13.01	7.428	128,005.90	664	61.17
240 to 299	646	94,915,611.69	21.88	7.363	146,928.19	647	67.30
300 to 359	1,034	130,630,071.96	30.11	7.569	126,334.69	636	80.48
360 to 419	39	3,082,181.77	0.71	8.863	79,030.30	651	86.43
420 to 479	7	2,383,619.58	0.55	4.630	340,517.08	754	67.24
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

As of the Cut-off Date, the weighted average remaining term to maturity of the Mortgage Loans with known remaining terms is approximately 225 months.

Seasoning of the Mortgage Loans as of the Cut-off Date

Seasoning (in months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 59	1,756	$194,649,719.71	44.87%	7.870%	$110,848.36	637	77.47%
60 to 119	1248	122,135,650.14	28.16	7.566	97,865.10	648	59.28
120 to 179	521	71,145,509.16	16.40	7.136	136,555.68	686	55.61
180 to 239	672	33,097,449.87	7.63	6.053	49,252.16	682	56.93
240 to 299	296	9,106,486.14	2.10	6.564	30,765.16	707	48.26
300 to 353	318	3,660,702.00	0.84	7.058	11,511.64	714	29.27
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

As of the Cut-off Date, the weighted average seasoning of the Mortgage Loans is approximately 84 months.

Geographic Distribution of the Mortgaged Properties

Geographic Location	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	552	$89,020,429.06	20.52%	7.065%	$161,268.89	679	57.76%
Texas	861	39,453,484.53	9.09	8.476	45,822.86	627	71.95
Florida	481	31,636,758.86	7.29	7.814	65,772.89	630	64.63
New York	217	26,897,398.93	6.20	7.908	123,951.15	655	58.94
New Jersey	196	22,992,256.98	5.30	7.605	117,307.43	646	66.15
Massachusetts	82	19,950,139.24	4.60	5.989	243,294.38	699	67.56
Pennsylvania	240	19,883,864.44	4.58	7.617	82,849.44	635	71.36
Georgia	208	17,420,716.65	4.02	7.594	83,753.45	643	70.19
Maryland	138	15,692,692.21	3.62	7.171	113,715.16	651	66.03
Illinois	125	13,303,534.25	3.07	7.856	106,428.27	653	75.95
Virginia	100	12,893,022.37	2.97	6.802	128,930.22	688	68.77
Connecticut	69	11,067,530.19	2.55	7.151	160,398.99	675	57.91
Ohio	135	8,286,884.40	1.91	7.507	61,384.33	611	77.43
Michigan	73	8,074,956.05	1.86	8.228	110,615.84	650	81.90
North Carolina	94	7,582,994.98	1.75	7.906	80,670.16	608	79.89
Colorado	45	7,155,406.38	1.65	6.052	159,009.03	682	68.61
Louisiana	176	6,669,924.35	1.54	7.509	37,897.30	656	57.49
Alabama	88	5,777,901.67	1.33	7.492	65,657.97	613	71.57
Tennessee	63	5,339,064.15	1.23	8.271	84,747.05	624	76.12
Washington	42	5,299,101.32	1.22	7.544	126,169.08	647	66.12
Arizona	75	5,104,953.66	1.18	8.208	68,066.05	628	73.94
South Carolina	66	5,018,513.69	1.16	8.178	76,038.09	655	68.66
Missouri	79	4,727,686.09	1.09	7.888	59,844.13	612	75.60
Mississippi	67	3,562,554.11	0.82	8.491	53,172.45	617	70.92
District of Columbia	24	3,553,137.50	0.82	8.152	148,047.40	662	61.62
Minnesota	36	3,235,090.37	0.75	7.677	89,863.62	640	70.25
Oregon	22	2,972,453.54	0.69	7.426	135,111.52	639	73.74
New Hampshire	19	2,969,684.77	0.68	7.355	156,299.20	678	73.72
Rhode Island	22	2,611,246.07	0.60	6.942	118,693.00	671	55.94
Arkansas	109	2,603,845.31	0.60	8.567	23,888.49	646	73.48
Indiana	42	2,582,863.71	0.60	7.831	61,496.76	580	77.33
Kentucky	28	2,379,698.94	0.55	7.481	84,989.25	668	55.71
New Mexico	22	2,262,285.46	0.52	7.248	102,831.16	657	68.21
Utah	20	2,200,610.07	0.51	7.727	110,030.50	655	74.56
Oklahoma	33	1,951,437.57	0.45	6.472	59,134.47	681	61.06
Nevada	13	1,928,531.21	0.44	7.661	148,348.55	622	65.18
Idaho	16	1,639,761.73	0.38	6.708	102,485.11	674	56.69
Delaware	18	1,390,632.56	0.32	7.650	77,257.36	683	77.06
Kansas	15	1,045,750.91	0.24	7.061	69,716.73	680	75.89
Hawaii	5	1,036,790.75	0.24	8.133	207,358.15	648	53.02
Wisconsin	15	794,471.94	0.18	8.125	52,964.80	654	53.19
Maine	8	706,341.25	0.16	5.942	88,292.66	682	58.24
Iowa	13	690,954.26	0.16	5.783	53,150.33	692	69.19
West Virginia	9	515,812.76	0.12	8.146	57,312.53	612	74.27
South Dakota	15	469,902.04	0.11	4.710	31,326.80	716	36.88
Vermont	3	378,758.04	0.09	7.234	126,252.68	677	73.76
Alaska	4	304,224.97	0.07	7.727	76,056.24	643	63.16
Montana	10	281,953.61	0.06	4.857	28,195.36	781	53.50
North Dakota	6	166,427.07	0.04	5.412	27,737.85	688	35.38
Wyoming	3	113,709.33	0.03	7.033	37,903.11	745	47.12
Guam	1	105,556.87	0.02	3.813	105,556.87	571	84.45
Virgin Islands	6	81,973.34	0.02	4.000	13,662.22	677	46.87
Nebraska	2	9,842.51	-	3.787	4,921.26	523	23.43
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

No more than approximately 0.43% of the Mortgage Loans are secured by Mortgaged Properties location in any one zip code area.

Loan Purpose of the Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	2,757	$215,384,431.77	49.65%	7.588%	$78,122.75	649	68.08%
Rate/Term Refinance	1274	130,251,552.82	30.03	6.904	102,238.27	666	63.35
Cashout Refinance	780	88,159,532.43	20.32	8.122	113,025.04	649	65.68
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

Amortization Types of the Mortgage Loans

Amortization Types	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Fully Amortizing	4,579	$409,238,039.30	94.34%	7.457%	$89,372.80	655	65.63%
Balloon	232	24,557,477.72	5.66	8.062	105,851.20	631	75.16
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

Adjustment Type of the Mortgage Loans

Adjustment Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Adjustable Rate	1,184	$121,175,371.31	27.93%	6.286%	$102,344.06	664	63.92%
Fixed Rate	3,627	312,620,145.71	72.07	7.958	86,192.49	650	67.05
Total:	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

Loan Type of the Mortgage Loans

Loan Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Conventional Uninsured	3,865	$369,012,582.85	85.07%	7.509%	$95,475.44	660	62.96%
Conventional with Primary MI	318	36,166,893.03	8.34	7.151	113,732.37	640	83.62
FHA Insured	252	14,316,294.97	3.30	7.366	56,810.69	572	89.06
FHA Uninsured	62	4,911,123.18	1.13	6.882	79,211.66	586	88.33
Contract for Deed	139	4,469,763.81	1.03	9.502	32,156.57	647	79.52
VA Insured	162	4,456,323.51	1.03	7.889	27,508.17	604	77.55
VA Uninsured	13	462,535.67	0.11	6.702	35,579.67	703	83.96
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

Credit Scores of the Mortgage Loans

Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
No Score	264	$23,040,326.59	5.31%	7.549%	$87,273.96	NA	51.90%
420 to 439	10	627,627.95	0.14	8.009	62,762.80	429	88.27
440 to 479	133	9,561,765.23	2.20	8.609	71,892.97	464	82.95
480 to 519	451	30,154,623.45	6.95	8.616	66,861.69	501	75.95
520 to 539	307	22,101,018.60	5.09	8.678	71,990.29	528	73.56
540 to 559	325	24,698,268.73	5.69	8.414	75,994.67	549	67.52
560 to 579	308	22,225,493.41	5.12	8.387	72,160.69	570	66.54
580 to 599	313	24,725,397.70	5.70	8.494	78,994.88	589	68.49
600 to 619	272	27,595,410.91	6.36	8.091	101,453.72	612	70.04
620 to 639	283	25,400,548.37	5.86	7.724	89,754.59	629	73.17
640 to 659	251	19,854,157.80	4.58	7.602	79,100.23	649	71.80
660 to 679	262	24,976,391.52	5.76	7.059	95,329.74	669	70.49
680 to 699	221	24,989,912.74	5.76	7.189	113,076.53	688	67.12
700 to 719	247	30,567,078.05	7.05	6.964	123,753.35	709	68.64
720 to 739	188	21,499,247.40	4.96	6.458	114,357.70	730	64.45
740 to 759	260	25,524,670.63	5.88	6.587	98,171.81	749	59.12
760 to 779	257	28,500,675.51	6.57	6.320	110,897.57	770	58.85
780 to 799	243	27,421,788.40	6.32	6.486	112,846.87	788	57.03
800 to 819	165	15,842,951.93	3.65	6.202	96,017.89	810	51.21
820 to 839	51	4,488,162.10	1.03	6.671	88,003.18	826	45.84
Total:	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

As of the Cut-off Date, the weighted average credit score of the Mortgage Loans with credit scores is approximately 654.

Mortgaged Property Type of the Mortgage Loans

Mortgaged Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single Family	3,250	$305,392,208.65	70.40%	7.450%	$93,966.83	651	65.52%
Planned Unit Development	160	23,671,306.35	5.46	6.670	147,945.66	665	69.44
Condominium	361	21,955,201.88	5.06	6.786	60,817.73	679	64.77
Single Family (other)(1)	605	20,841,560.73	4.80	8.328	34,448.86	644	70.85
2-4 Family	166	18,334,140.49	4.23	7.801	110,446.63	657	71.91
Commercial (other)(2)	53	15,130,731.19	3.49	8.176	285,485.49	676	67.10
Mixed-Use	42	7,113,495.86	1.64	8.972	169,368.95	613	65.70
Multi-Family	32	7,025,578.72	1.62	7.884	219,549.34	646	69.12
Agricultural	90	4,020,140.16	0.93	4.808	44,668.22	727	57.77
Industrial	12	3,875,406.49	0.89	9.087	322,950.54	630	65.37
Retail	25	3,823,617.22	0.88	8.564	152,944.69	642	52.68
Office	15	2,612,129.28	0.60	7.908	174,141.95	650	69.25
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

(1) Includes cooperatives, undeveloped residential land, mobile housing, manufactured housing, duplexes and townhouses.
(2) Includes day care centers, nursing homes, funeral homes, golf courses, hotels, motels, restaurants, undeveloped commercial land, warehouses, marinas, self storage facilities, auto repair centers, auto sales centers, gas stations, car washes and mobile home parks.

Occupancy Types of the Mortgage Loans

Occupancy Types	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary	3,775	$361,642,401.21	83.37%	7.452%	$95,799.31	652	65.98%
Investment	991	66,681,770.06	15.37	7.749	67,287.36	661	67.53
Second Home	45	5,471,345.75	1.26	6.938	121,585.46	670	62.38
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

Documentation Levels of the Mortgage Loans

Documentation Levels	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	3,025	$265,732,981.58	61.26%	7.172%	$87,845.61	662	61.59%
Limited Documentation	851	72,396,470.14	16.69	7.838	85,072.23	649	70.76
Stated Documentation	468	45,207,091.47	10.42	8.770	96,596.35	621	70.78
Alternative Documentation	368	41,824,145.38	9.64	7.272	113,652.57	658	80.10
No Income	53	5,993,337.03	1.38	8.531	113,081.83	613	73.32
No Income No Asset	46	2,641,491.42	0.61	9.318	57,423.73	574	85.69
Total	**4,811**	**$433,795,517.02**	**100.00%**	**7.491%**	**$90,167.43**	**654**	**66.17%**

Indices of the Adjustable Rate Mortgage Loans

Indices	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1 Year CMT	377	$37,359,737.65	30.83%	5.195%	$99,097.45	657	69.98%
Prime	147	22,485,205.10	18.56	8.589	152,960.58	631	57.83
COFI	347	21,576,558.30	17.81	5.210	62,180.28	710	52.93
6 Month LIBOR	130	17,573,771.56	14.50	7.798	135,182.86	595	72.44
1 Year LIBOR	25	8,624,158.80	7.12	4.886	344,966.35	738	69.84
1 Month LIBOR	23	5,050,181.63	4.17	6.103	219,573.11	709	60.71
5 Year CMT	27	2,619,744.44	2.16	6.907	97,027.57	720	55.49
6 Month CMT	48	2,330,515.39	1.92	4.824	48,552.40	696	55.82
3 Year CMT	35	2,006,928.45	1.66	6.328	57,340.81	657	64.86
FNMA 30 Year Fixed Rate	16	813,451.79	0.67	7.836	50,840.74	707	65.50
3 Month LIBOR	1	403,533.73	0.33	5.000	403,533.73	730	79.28
3 Month CMT	7	307,639.00	0.25	4.703	43,948.43	686	49.13
10 Year CMT	1	23,945.47	0.02	8.500	23,945.47	734	51.50
Total:	**1,184**	**$121,175,371.31**	**100.00%**	**6.286%**	**$102,344.06**	**664**	**63.92%**

Frequency of Mortgage Rate Adjustment of the Adjustable Rate Mortgage Loans

Frequency of Mortgage Rate Adjustment (months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1	108	$13,423,444.79	11.08%	5.581%	$124,291.16	705	59.70%
3	8	371,438.95	0.31	4.939	46,429.87	655	52.16
6	293	35,263,312.29	29.10	7.211	120,352.60	637	64.02
12	631	62,962,184.06	51.96	5.803	99,781.59	665	65.35
24	9	429,361.15	0.35	6.191	47,706.79	692	59.68
36	98	4,979,101.99	4.11	6.641	50,807.16	707	60.44
48	1	23,063.47	0.02	9.000	23,063.47	569	36.61
60	35	3,699,519.14	3.05	7.885	105,700.55	686	60.70
120	1	23,945.47	0.02	8.500	23,945.47	734	51.50
Total	**1,184**	**$121,175,371.31**	**100.00%**	**6.286%**	**$102,344.06**	**664**	**63.92%**

Gross Margins of the Adjustable Rate Mortgage Loans

Gross Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
No Margin	195	$8,277,907.29	6.83%	5.493%	$42,450.81	704	53.21%
0.250 to 0.999	25	2,989,579.71	2.47	7.170	119,583.19	737	53.15
1.000 to 1.999	18	2,292,324.35	1.89	4.098	127,351.35	724	60.37
2.000 to 2.999	573	64,193,952.53	52.98	5.110	112,031.33	692	64.27
3.000 to 3.999	121	13,010,133.36	10.74	5.984	107,521.76	646	70.26
4.000 to 4.999	32	4,410,983.46	3.64	7.826	137,843.23	674	59.59
5.000 to 5.999	123	12,646,577.38	10.44	9.210	102,817.70	568	64.78
6.000 to 6.999	42	6,153,715.90	5.08	9.329	146,517.05	580	67.17
7.000 to 7.999	31	4,319,482.16	3.56	10.521	139,338.13	572	64.00
8.000 to 8.999	17	2,262,366.25	1.87	8.378	133,080.37	601	66.24
9.000 to 9.999	5	480,166.97	0.40	11.422	96,033.39	514	77.79
10.000 to 10.773	2	138,181.95	0.11	8.644	69,090.98	598	66.99
Total	**1,184**	**$121,175,371.31**	**100.00%**	**6.286%**	**$102,344.06**	**664**	**63.92%**

As of the Cut-off Date, the weighted average Gross Margin of the Adjustable Rate Mortgage Loans is approximately 3.238% per annum.

Maximum Mortgage Rates of the Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
No Maximum Rate	310	$23,616,897.13	19.49%	7.015%	$76,183.54	666	57.22%
3.93 to 3.99	1	12,369.12	0.01	2.935	12,369.12	621	18.08
4.00 to 4.99	5	228,302.95	0.19	3.973	45,660.59	735	43.66
5.00 to 5.99	3	108,268.69	0.09	5.562	36,089.56	622	52.74
6.00 to 6.99	6	204,337.94	0.17	7.361	34,056.32	724	53.51
7.00 to 7.99	6	211,844.06	0.17	7.322	35,307.34	726	57.59
8.00 to 8.99	6	489,408.88	0.40	4.004	81,568.15	647	86.11
9.00 to 9.99	32	8,890,787.24	7.34	4.663	277,837.10	727	71.13
10.00 to 10.99	34	9,056,432.70	7.47	4.802	266,365.67	711	65.90
11.00 to 11.99	41	9,475,663.29	7.82	5.238	231,113.74	672	75.05
12.00 to 12.99	94	12,834,316.17	10.59	5.524	136,535.28	633	72.90
13.00 to 13.99	141	18,879,323.63	15.58	5.489	133,895.91	692	61.48
14.00 to 14.99	119	10,715,766.68	8.84	6.297	90,048.46	641	61.14
15.00 to 15.99	99	8,484,346.90	7.00	7.928	85,700.47	625	61.76
16.00 to 16.99	108	8,226,114.93	6.79	8.256	76,167.73	607	61.40
17.00 to 17.99	78	4,301,816.36	3.55	7.893	55,151.49	625	67.46
18.00 to 18.99	45	2,298,060.28	1.90	8.717	51,068.01	606	53.94
19.00 to 19.99	22	1,161,196.72	0.96	9.684	52,781.67	625	59.48
20.00 to 20.99	6	429,986.33	0.35	8.472	71,664.39	647	48.13
21.00 to 21.99	7	368,538.65	0.30	5.377	52,648.38	679	59.05
22.00 to 22.99	8	575,521.32	0.47	5.411	71,940.17	768	54.77
23.00 to 23.99	7	352,966.32	0.29	6.304	50,423.76	617	58.86
24.00 to 24.99	3	163,622.64	0.14	6.604	54,540.88	564	58.54
25.00 or greater	3	89,482.38	0.07	4.679	29,827.46	743	56.04
Total	**1,184**	**$121,175,371.31**	**100.00%**	**6.286%**	**$102,344.06**	**664**	**63.92%**

As of the Cut-off Date, the weighted average Maximum Mortgage Rate of the Adjustable Rate Mortgage Loans with Maximum Mortgage Rate is approximately 13.49% per annum.

Minimum Mortgage Rates of the Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
No Minimum Rate	560	$61,052,457.30	50.38%	5.289%	$109,022.25	684	66.30%
0.25 to 0.99	9	496,111.87	0.41	7.993	55,123.54	730	65.95
1.00 to 1.99	8	400,366.75	0.33	6.023	50,045.84	651	76.66
2.00 to 2.99	137	12,258,633.88	10.12	4.844	89,479.08	656	62.49
3.00 to 3.99	76	7,367,065.21	6.08	5.021	96,935.07	709	60.99
4.00 to 4.99	34	2,097,252.15	1.73	5.057	61,683.89	686	58.39
5.00 to 5.99	35	3,763,856.05	3.11	6.764	107,538.74	666	60.60
6.00 to 6.99	48	5,661,286.33	4.67	6.293	117,943.47	654	66.84
7.00 to 7.99	46	6,175,098.63	5.10	7.711	134,241.27	673	61.52
8.00 to 8.99	26	2,885,036.23	2.38	8.028	110,962.93	619	62.37
9.00 to 9.99	49	5,678,180.26	4.69	9.578	115,881.23	626	63.48
10.00 to 10.99	35	4,669,865.94	3.85	10.413	133,424.74	578	64.58
11.00 to 11.99	109	7,803,721.67	6.44	10.216	71,593.78	550	53.22
12.00 to 12.99	9	616,399.31	0.51	12.466	68,488.81	560	66.40
13.00 to 13.99	1	134,174.88	0.11	13.200	134,174.88	525	54.77
14.00 to 14.38	2	115,864.85	0.10	11.962	57,932.43	600	44.67
Total	**1,184**	**$121,175,371.31**	**100.00%**	**6.286%**	**$102,344.06**	**664**	**63.92%**

As of the Cut-off Date, the weighted average Minimum Mortgage Rate of the Adjustable Rate Mortgage Loans with Minimum Mortgage Rates is approximately 6.52% per annum.

Months to Next Rate Adjustment of the Adjustable Rate Mortgage Loans

Months to Next Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1 to 6	540	$42,507,684.53	35.08%	5.825%	$78,717.93	673	59.94%
7 to 12	381	30,151,646.63	24.88	6.580	79,138.18	626	61.73
13 to 18	85	9,965,660.99	8.22	7.586	117,243.07	629	74.30
19 to 24	69	11,379,166.44	9.39	8.071	164,915.46	641	62.82
25 to 30	19	1,902,255.67	1.57	5.979	100,118.72	678	75.67
31 to 36	17	2,664,810.75	2.20	7.183	156,753.57	630	78.26
37 to 42	2	1,918,035.03	1.58	6.441	959,017.52	711	53.68
43 to 48	6	1,631,893.33	1.35	6.522	271,982.22	636	79.62
49 to 54	28	8,006,430.02	6.61	5.214	285,943.93	736	68.77
55 to 60	28	9,037,202.41	7.46	4.709	322,757.23	728	66.77
73 to 78	1	84,349.13	0.07	8.500	84,349.13	587	93.72
79 to 84	6	1,563,789.81	1.29	4.881	260,631.64	733	76.22
115 to 116	2	362,446.57	0.30	5.698	181,223.29	719	40.59
Total:	**1,184**	**$121,175,371.31**	**100.00%**	**6.286%**	**$102,344.06**	**664**	**63.92%**

As of the Cut-off Date, the weighted average Months to Next Rate Adjustment of the Adjustable Rate Mortgage Loans is approximately 18 months.

Periodic Caps of the Adjustable Rate Mortgage Loans

Periodic Caps(%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
No Periodic Cap	440	$35,876,897.41	29.61%	6.658%	$81,538.40	680	57.23%
0.251 to 0.500	5	171,272.09	0.14	9.287	34,254.42	675	52.01
0.501 to 0.750	3	159,732.32	0.13	4.933	53,244.11	771	41.39
0.751 to 1.000	249	30,806,853.63	25.42	7.258	123,722.30	623	68.87
1.251 to 1.500	59	2,582,365.71	2.13	7.463	43,768.91	657	57.08
1.751 to 2.000	412	50,371,686.08	41.57	5.384	122,261.37	676	66.23
2.001 to 2.250	1	36,367.11	0.03	9.000	36,367.11	562	50.51
2.251 to 2.500	8	239,266.37	0.20	6.560	29,908.30	615	59.28
2.751 to 3.000	3	136,091.98	0.11	6.867	45,363.99	728	38.03
3.751 to 4.000	1	47,315.83	0.04	4.000	47,315.83	656	51.15
4.751 to 5.000	3	747,522.78	0.62	4.495	249,174.26	783	64.45
Total	**1,184**	**$121,175,371.31**	**100.00%**	**6.286%**	**$102,344.06**	**664**	**63.92%**

As of the Cut-off Date, the weighted av erage Periodic Cap of the Adjustable Rate Mortgage Loans with Periodic Caps is approximately 1.649% per annum.

ABS New Transaction

Computational Materials

$[598,500,000] (approximate)
BayView Financial
Mortgage Pass-Through Certificates,
Series 2003-F

BAYVIEW FINANCIAL
TRADING GROUP

Wells Fargo Bank Minnesota N.A
Master Servicer

Wachovia Bank
Trustee

December 9, 2003

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Aggregate Outstanding Principal Balance		$600,168,822	
Aggregate Original Principal Balance		$761,133,532	
Number of Mortgage Loans		5,846	
	Minimum	**Maximum**	**Average (1)**
Original Principal Balance	$6,000	$2,460,000	$130,197
Outstanding Principal Balance	$2,535	$2,400,000	$102,663
	Minimum	**Maximum**	**Weighted Average (2)**
Original Term (mos)	10	516	306
Stated remaining Term (mos)	1	477	236
Loan Age (mos)	0	353	70
Current Interest Rate	0.000%	18.250%	7.269%
Periodic Rate Cap(3)(4)	0.100%	5.000%	1.726%
Gross Margin(3)	0.000%	11.097%	3.391%
Maximum Mortgage Rate(3)(4)	3.935%	25.000%	13.202%
Minimum Mortgage Rate(3)(4)	0.002%	15.575%	6.362%
Months to Roll(3)	1	115	20
Current Loan-to-Value	0.45%	124.99%	66.98%
Credit Score(4)	500	839	668
	Earliest	**Latest**	
Maturity Date	11/08/03	08/01/43	

Lien Position	**Percent of Mortgage Pool**	**Year of Origination**	**Percent of Mortgage Pool**
1st Lien	100.00%	1984 and prior	3.99%
		1985	1.03
Loan Type		1986	1.29
Fixed Rate	62.84%	1987	1.69
ARM	37.16	1988	2.14
		1989	1.13
Occupancy		1990	1.45
Primary	74.95%	1991	0.86
Investment	19.12	1992	3.12
Second Home	5.93	1993	15.35
		1994	5.32
		1995	1.79
		1996	1.06
Property Type		1997	2.75
Single Family	61.50%	1998	3.91
Planned Unit Development	8.48	1999	6.42
Condominium	8.46	2000	4.17
Single Family (other)(5)	4.12	2001	4.70
2-4 Family	3.69	2002	12.59
Commercial (other)(6)	3.29	2003	25.05
Mixed-Use	3.20		
Multi-Family	2.73	**Loan Purpose**	
Agricultural	2.61	Purchase	51.65%
Industrial	0.67	Rate/Term Refinance	27.04
Retail	0.64	Cashout Refinance	21.30
Office	0.62		

1) Sum of Principal Balance divided by total number of loans.
2) Weighted by Outstanding Principal Balance.
3) ARM loans only.
4) Minimum and Weighting only for loans with values.
5) Includes cooperatives, undeveloped residential land, mobile housing, manufactured housing, duplexes and townhouses.
6) Includes day care centers, nursing homes, funeral homes, golf courses, hotels, motels, restaurants, undeveloped commercial land, warehouses, marinas, self storage facilities, auto repair centers, auto sales centers, gas stations, car washes and mobile home parks.

Category	A/Alt A	Insured	Subprime	Total
Percent of Total	***50.53%***	***8.09%***	***41.39%***	***100.00%***
Fixed	61.45%	76.39%	61.88%	62.84%
ARM	38.55%	23.61%	38.12%	37.16%
Current Balance	$303,235,595	$48,551,370	$248,381,857	$600,168,822
Loan Count	2,505	600	2,741	5,846
Average Balance	$121,052	$80,919	$90,617	$102,663
%=>$200,000	54.47%	29.59%	40.83%	46.81%
%=>$500,000	14.02%	1.05%	9.06%	10.92%
Gross WAC	6.678%	7.216%	8.000%	7.269%
WAM (mos)	236	296	225	236
WA Age (mos)	77	54	65	70
WA Orig. Term (mos)	312	350	290	306
Balloon	4.83%	1.41%	11.41%	7.28%
Fully Amortizing	95.17%	98.59%	88.59%	92.72%
First Lien	100.00%	100.00%	100.00%	100.00%
WA FICO (non-zero)	730	608	590	668
% below 640	0.00%	70.87%	72.28%	35.65%
WA Current LTV	63.95%	87.52%	66.67%	66.98%
WA Margin(1)	2.857%	2.892%	4.111%	3.391%
WA Lifetime Cap (non-zero)(1)	12.695%	10.841%	14.109%	13.202%
WA Next Rate Adj.(mos)(1)	23	14	16	20
Property Type:				
Single-Family Dwelling	62.78%	74.85%	57.32%	61.50%
2-4 Family Dwelling	4.57%	1.95%	4.01%	4.12%
Condo	8.71%	7.96%	8.29%	8.48%
PUD	9.63%	12.85%	6.16%	8.46%
Small Balance Comm.	5.70%	0.04%	12.02%	7.86%
Multi-Family	3.98%	0.00%	3.08%	3.29%
Mixed Use	1.20%	0.00%	4.84%	2.61%
Co-op	0.25%	0.16%	0.14%	0.20%
Other	3.25%	2.19%	4.24%	3.57%
Occupancy Status:				
Owner Occupied	75.99%	92.55%	70.25%	74.95%
Investor Property	17.86%	5.67%	23.29%	19.12%
Second Home	6.15%	1.78%	6.46%	5.93%
Loan Purpose:				
Purchase Money	50.81%	73.33%	48.45%	51.65%
Cash Out/Refinance	18.67%	8.57%	27.01%	21.30%
Rate Term/Refinance	30.52%	18.09%	24.55%	27.04%
Insurance:				
FHA/VA	0.00%	46.61%	0.00%	3.77%
Conventional MI	8.79%	50.27%	0.00%	8.51%
Non-MI	91.21%	3.12%	100.00%	87.72%
States > 5% of Total:				
California	22.74%	10.86%	15.04%	18.59%
Texas	7.67%	7.07%	12.43%	9.59%
Florida	11.15%	7.71%	14.20%	12.13%
New York	5.27%	3.12%	6.14%	5.45%
New Jersey	4.45%	5.29%	7.28%	5.69%
Other	48.74%	65.94%	44.91%	48.54%
Delinquency Status:				
Current	100.00%	74.63%	84.27%	91.44%
30-59 days	0.00%	25.37%	15.73%	8.56%
Index:(1)	0.00%	0.00%	0.00%	0.00%
1 Year US Treasury	43.48%	87.72%	48.50%	47.89%
Prime Rate	11.80%	0.00%	21.48%	15.30%
COFI	13.56%	1.18%	6.58%	9.96%
6 Month LIBOR	10.84%	4.11%	18.88%	13.91%
1 Year LIBOR	12.00%	5.91%	0.49%	6.80%
1 Month LIBOR	2.84%	0.15%	1.04%	1.94%
5 Year US Treasury	2.08%	0.00%	0.09%	1.13%
6 Month US Treasury	1.58%	0.00%	0.90%	1.21%
3 Year US Treasury	0.65%	0.92%	1.26%	0.92%
Other	1.17%	0.00%	0.78%	0.95%

(1) For Adjustable Rate Loans only.

ABS New Transaction

Computational Materials

$[598,500,000] (approximate)
BayView Financial
Mortgage Pass-Through Certificates,
Series 2003-F

BAYVIEW FINANCIAL
TRADING GROUP

Wells Fargo Bank Minnesota N.A
Master Servicer

Wachovia Bank
Trustee

December 9, 2003

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Aggregate Outstanding Principal Balance		$600,168,822	
Aggregate Original Principal Balance		$761,133,532	
Number of Mortgage Loans		5,846	
	Minimum	**Maximum**	**Average (1)**
Original Principal Balance	$6,000	$2,460,000	$130,197
Outstanding Principal Balance	$2,535	$2,400,000	$102,663
	Minimum	**Maximum**	**Weighted Average (2)**
Original Term (mos)	10	516	306
Stated remaining Term (mos)	1	477	236
Loan Age (mos)	0	353	70
Current Interest Rate	0.000%	18.250%	7.269%
Periodic Rate Cap(3)(4)	0.100%	5.000%	1.726%
Gross Margin(3)	0.000%	11.097%	3.391%
Maximum Mortgage Rate(3)(4)	3.935%	25.000%	13.202%
Minimum Mortgage Rate(3)(4)	0.002%	15.575%	6.362%
Months to Roll(3)	1	115	20
Current Loan-to-Value	0.45%	124.99%	66.98%
Credit Score(4)	500	839	668
	Earliest	**Latest**	
Maturity Date	11/08/03	08/01/43	

Lien Position	Percent of Mortgage Pool
1st Lien	100.00%
Loan Type	
Fixed Rate	62.84%
ARM	37.16
Occupancy	
Primary	74.95%
Investment	19.12
Second Home	5.93
Property Type	
Single Family	61.50%
Planned Unit Development	8.48
Condominium	8.46
Single Family (other)(5)	4.12
2-4 Family	3.69
Commercial (other)(6)	3.29
Mixed-Use	3.20
Multi-Family	2.73
Agricultural	2.61
Industrial	0.67
Retail	0.64
Office	0.62

Year of Origination	Percent of Mortgage Pool
1984 and prior	3.99%
1985	1.03
1986	1.29
1987	1.89
1988	2.14
1989	1.13
1990	1.45
1991	0.86
1992	3.12
1993	15.35
1994	5.32
1995	1.79
1996	1.06
1997	2.75
1998	3.91
1999	6.42
2000	4.17
2001	4.70
2002	12.59
2003	25.05

Loan Purpose	
Purchase	51.65%
Rate/Term Refinance	27.04
Cashout Refinance	21.30

1) Sum of Principal Balance divided by total number of loans.
2) Weighted by Outstanding Principal Balance.
3) ARM loans only.
4) Minimum and Weighting only for loans with values.
5) Includes cooperatives, undeveloped residential land, mobile housing, manufactured housing, duplexes and townhouses.
6) Includes day care centers, nursing homes, funeral homes, golf courses, hotels, motels, restaurants, undeveloped commercial land, warehouses, marinas, self storage facilities, auto repair centers, auto sales centers, gas stations, car washes and mobile home parks.

Category	A/Alt A	Insured	Subprime	Total
Percent of Total	**50.53%**	**8.09%**	**41.39%**	**100.00%**
Fixed	61.45%	76.39%	61.88%	62.84%
ARM	38.55%	23.61%	38.12%	37.16%
Current Balance	$303,235,595	$48,551,370	$248,381,857	$600,168,822
Loan Count	2,505	600	2,741	5,846
Average Balance	$121,052	$80,919	$90,617	$102,663
%=>$200,000	54.47%	29.59%	40.83%	46.81%
%=>$500,000	14.02%	1.05%	9.06%	10.92%
Gross WAC	6.678%	7.216%	8.000%	7.269%
WAM (mos)	236	296	225	236
WA Age (mos)	77	54	65	70
WA Orig. Term (mos)	312	350	290	306
Balloon	4.83%	1.41%	11.41%	7.28%
Fully Amortizing	95.17%	98.59%	88.59%	92.72%
First Lien	100.00%	100.00%	100.00%	100.00%
WA FICO (non-zero)	730	608	590	668
% below 640	0.00%	70.87%	72.28%	35.65%
WA Current LTV	63.95%	87.52%	66.67%	66.98%
WA Margin(1)	2.857%	2.892%	4.111%	3.391%
WA Lifetime Cap (non-zero)(1)	12.695%	10.841%	14.109%	13.202%
WA Next Rate Adj.(mos)(1)	23	14	16	20
Property Type:				
Single-Family Dwelling	62.78%	74.85%	57.32%	61.50%
2-4 Family Dwelling	4.57%	1.95%	4.01%	4.12%
Condo	8.71%	7.96%	8.29%	8.48%
PUD	9.63%	12.85%	6.16%	8.46%
Small Balance Comm.	5.70%	0.04%	12.02%	7.86%
Multi-Family	3.98%	0.00%	3.08%	3.29%
Mixed Use	1.20%	0.00%	4.84%	2.61%
Co-op	0.25%	0.16%	0.14%	0.20%
Other	3.25%	2.19%	4.24%	3.57%
Occupancy Status:				
Owner Occupied	75.99%	92.55%	70.25%	74.95%
Investor Property	17.86%	5.67%	23.29%	19.12%
Second Home	6.15%	1.78%	6.46%	5.93%
Loan Purpose:				
Purchase Money	50.81%	73.33%	48.45%	51.65%
Cash Out/Refinance	18.67%	8.57%	27.01%	21.30%
Rate Term/Refinance	30.52%	18.09%	24.55%	27.04%
Insurance:				
FHA/VA	0.00%	46.61%	0.00%	3.77%
Conventional MI	8.79%	50.27%	0.00%	8.51%
Non-MI	91.21%	3.12%	100.00%	87.72%
States > 5% of Total:				
California	22.74%	10.86%	15.04%	18.59%
Texas	7.67%	7.07%	12.43%	9.59%
Florida	11.15%	7.71%	14.20%	12.13%
New York	5.27%	3.12%	6.14%	5.45%
New Jersey	4.45%	5.29%	7.28%	5.69%
Other	48.74%	65.94%	44.91%	48.54%
Delinquency Status:				
Current	100.00%	74.63%	84.27%	91.44%
30-59 days	0.00%	25.37%	15.73%	8.56%
Index:(1)	0.00%	0.00%	0.00%	0.00%
1 Year US Treasury	43.48%	87.72%	48.50%	47.89%
Prime Rate	11.80%	0.00%	21.48%	15.30%
COFI	13.56%	1.18%	6.58%	9.96%
6 Month LIBOR	10.84%	4.11%	18.88%	13.91%
1 Year LIBOR	12.00%	5.91%	0.49%	6.80%
1 Month LIBOR	2.84%	0.15%	1.04%	1.94%
5 Year US Treasury	2.08%	0.00%	0.09%	1.13%
6 Month US Treasury	1.58%	0.00%	0.90%	1.21%
3 Year US Treasury	0.65%	0.92%	1.26%	0.92%
Other	1.17%	0.00%	0.78%	0.95%

(1) For Adjustable Rate Loans only.